Regus plc

Annual Report & Accounts 2002


03021679





Contents

Chairman's Statement



2002 was perhaps the most challenging year in the history of the company.

The economic slowdown that began in the United States in the first half of 2001 deepened during 2002 and was exacerbated by growing geopolitical uncertainty.

It became clear early in 2002 that Regus had over expanded in some markets, most notably in the US and in particular on the West Coast of the US. Fuelled by the technology boom in the late 1990s, the West Coast economy became overheated and when the boom came to an end in early 2001, it was the West Coast that suffered most. Regus has around one third of its US centres on the West Coast.

In 2001, we had already cut costs by over £50 million a year but with overall revenues continuing to fall in 2002, we set about attacking the fixed cost base. In a number of our key markets we sought – with some success – to re-negotiate and re-structure our lease portfolio. Notwithstanding this, we continued to consume cash month-on-month.

Accordingly, the Board took two decisive steps around the turn of the year:

- In December, we sold a 58% majority interest in our successful UK business to Alchemy Partners, bringing £25.6 million into the Group immediately and at the same time, putting an additional £16.3 million of capital into the UK business. Further contingent consideration payments are expected from Alchemy in 2003 and 2004, dependent on the EBITDA of the UK business.
- In January, we decided to seek creditor protection for our US business in order to allow our American subsidiary time to reorganise its business and return it to profitability. Although Chapter 11 allows lessees to terminate leases in a cost effective way, our intention is to agree space and/or rent reductions with as many landlords as possible. This is important if we are to protect the integrity of our network. Chapter 11 has no impact on the day-to-day running of our centres in the US and we plan to exit Chapter 11 sometime later in the year.

We continue to look for ways to address our few remaining cash negative businesses. The largest of these, Germany, is currently being re-structured.

Our determined drive to attract and retain customers has resulted in increased occupancy and prices in general have stabilised. Global occupancy rose throughout the year and, including the UK, almost 60,000 customers across 51 countries now use Regus on a daily basis. This represents an increase of 11% compared with the same period in 2001. We continue to see high levels of customer satisfaction and it is clear that businesses, large and small, appreciate the significant benefits of outsourcing their property requirements.

Looking ahead, we believe we are taking the necessary steps to secure a successful future for Regus. This includes accounting for a number of exceptional items in 2002. As the world's largest provider of serviced offices, we have efficient systems in place and our people remain committed to delivering the very best in service to our customers around the globe.

The transition has been a tough one and we thank our staff, shareholders, landlords, suppliers and customers for their patience and support.



John Matthews
Chairman

Financial review

Introduction

The Group recorded an operating loss before exceptional items of £44.3 million (2001: £19.0 million) on Group turnover of £435.6 million (2001: £512.6 million). After an exceptional charge of £92.1 million (2001: £90.5 million) plus a net profit on business disposals of £22.7 million the loss before interest and taxation was £113.7 million (2001: £109.5 million).


Group turnover
£m
600
500
400
300
200
100
0
111.6
200.6
421.1
512.6
435.6
1998
1999
2000
2001
2002


EBITDA before exceptional items
£m
60.0
50.0
40.0
30.0
20.0
10.0
0.0
-10.0
-20.0
-30.0
-40.0
-5.8
-23.0
53.0
45.1
12.1
1998
1999
2000
2001
2002

Restructuring

In 2001, the cost base was reduced by over £50 million with particular emphasis on variable costs.
In line with continued deterioration in the wider economy during 2002, the Group sought ways of further reducing the cost base, in particular fixed costs by re-negotiating and re-structuring the Group's lease portfolio. Although these bi-lateral negotiations yielded some success, the net improvement in cashflow proved insufficient and, accordingly, the Board decided:

- In December 2002, to sell a 58% majority interest in the UK business to Alchemy Partners, bringing £25.6 million into the Group immediately and at the same time putting an additional £16.3 million of capital into the UK business. Further contingent consideration payments are expected from Alchemy in 2003 and 2004, dependent on the EBITDA of the UK business. The transaction closed on 30 December 2002. The Group consolidated the results of the UK business for 2002 and accounted for the UK business as an associate at 31 December 2002. The Group recorded a profit on the sale of the UK business of £23.0 million which excludes any deferred consideration.

- In January 2003, to seek creditor protection for the US business in order to allow the US subsidiary time to reorganise its business and return to profitability. Although the filing took place after the year end, the Group has determined that it would be prudent to make impairment provisions in respect of certain assets and to provide for the cost of exiting from certain onerous leases.
  The Group has also taken steps to address its other remaining cash negative businesses, in particular Germany, and similar provisions have been made in respect of those businesses. The total provisions for onerous leases and related closure costs and impairment of tangible assets were £54.3 million and £36.8 million respectively.

Convertible Bond Issue

The £40m Convertible Bond issue was repaid in full during 2002 and no charges are outstanding with respect to this issue.

Results of Operations

The following table sets forth the Group's revenue, centre contribution before exceptional cost of sales of £57.0 million (2001: £38.0 million) and workstations (i.e. weighted average number of workstations) by geographic region.

Year ended 31 December

		2002			2001	
	Revenue	**Contribution**	**Workstations**	Revenue	Contribution	Workstations
			(in £ millions, except workstations)			
UK & Ireland	**173.3**	**30.5**	**26,912**	213.6	59.4	25,471
Rest of Europe	**140.1**	**8.9**	**30,807**	151.9	24.9	26,262
Americas	**91.7**	**(19.7)**	**23,898**	113.7	(10.0)	21,285
Rest of World	**30.5**	**2.6**	**5,877**	33.4	3.5	5,473
Total	**435.6**	**22.3**	**87,494**	512.6	77.8	78,491

The following table sets forth the Group's revenue, centre contribution (gross profit) before exceptional items and workstations by established vs. new centres.

Year ended 31 December

		2002			2001	
	Revenue	**Contribution**	**Workstations**	Revenue	Contribution	Workstations
			(in £ millions, except workstations)			
Established Centres	**408.1**	**29.9**	**80,469**	410.8	103.1	53,693
New Centres	**27.5**	**(7.6)**	**7,025**	101.8	(25.3)	24,798
Total	**435.6**	**22.3**	**87,494**	512.6	77.8	78,491

Revenue

Revenue on a global basis decreased 15% to £435.6 million in 2002 from £512.6 million in 2001 with weighted average workstations increasing 11% to 87,494 in 2002 from 78,491 in 2001. As a result, total revenue per available workstation (REVPAW) decreased from £6,531 in 2001 to £4,979 in 2002. REVPOW (the total revenue per occupied workstation) also fell by 26% during these very difficult trading conditions (falling from £11,147 in 2001 to £8,272 in 2002).

Revenue from established centres decreased slightly to £408.1 million in 2002 and weighted average workstations in established centres increased 50% to 80,469.

Accordingly, REVPAW in established centres decreased from £7,650 in 2001 to £5,072 in 2002.

Revenue from new centres decreased 73% to £27.5 million in 2002 and workstations in new centres decreased 72% to 7,025. REVPAW in new centres decreased 5% to £3,914 in 2002 from £4,105 in 2001.

Average occupied workstations increased during 2002 ending the year up 15% to 52,659 (2001: 45,986).

Financial review *continued*


Available Workstations
No.
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
7,223
9,070
13,005
16,772
19,392
30,941
24,793
53,693
7,025
80,469
1998
1999
2000
2001
2002
Established
New


Occupied Workstations
No.
60000
50000
40000
30000
20000
10000
0
11,065
19,386
37,497
45,986
52,659
1998
1999
2000
2001
2002


REVPAW - established centres
£
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
7,872
7,990
9,489
7,650
5,072
1998
1999
2000
2001
2002

Centre Contribution (Gross Profit)

Centre contribution before exceptional items on a global basis decreased 71% from £77.8 million in 2001 to £22.3 million in 2002.

Centre contribution before exceptional cost of sales from established centres decreased 71% to £29.9 million in 2002. The centre contribution margin (centre contribution as a percentage of revenue) from established centres fell from 25% to 7% between 2002 and 2001. Centre contribution from new centres increased to negative £7.6 million in 2002 from negative £25.3 million.

Administrative Expenses

Administrative expenses before exceptional items decreased 33% to £61.1 million in 2002. Administrative expenses also fell as a percentage of revenue decreasing from 18% in 2001 to 14% in 2002. Sales and marketing costs decreased 30% to £33.8 million in 2002 (or 55% of administrative expenses) from £48.2 million in 2001 (or 53% of administrative expenses). Regional and central overheads decreased 37% to £27.3 million in 2002 (or 45% of administrative expenses) from £43.0 million in 2001 (or 47% of administrative expenses).

Exceptional Items

£92.1 million exceptional items include costs relating to onerous leases (£54.3 million), impairment of tangible assets (£36.9 million), impairment of goodwill (£4.0 million) and costs related to aborted business disposals (£0.7 million), offset by a business interruption insurance receipt (£3.8 million).

Profit/(loss) on Sale of Group Undertakings

In the year, two Group undertakings were sold which generated a £22.7 million net profit. The most significant transaction was the sale of a 58% interest in the UK business to Alchemy Partners, which contributed £23.0 million. In addition, the Romanian business was sold to a franchisee at a small loss of £0.3 million.


Contribution before exceptional items
£m
110.0
90.0
70.0
50.0
30.0
10.0
-10.0
-30.0
-50.0
23.0
-8.6
41.7
-24.6
92.3
8.0
103.1
-25.3
29.9
-7.6
1998
1999
2000
2001
2002
Established
New


Overheads
% of revenues
35
30
25
20
15
10
5
0
26.5
29.9
20.6
17.8
14.1
1998
1999
2000
2001
2002
Sales and marketing
General and administrative

Net Interest Payable

The increase in interest payable was due primarily to the £3.5 million interest paid on Regus' £40 million convertible bond, which was fully repaid during 2002.

There was also a reduced level of interest received as cash balances fell steadily over the year.

Tax on loss on ordinary activities

Despite Regus' overall loss making position in 2001 and 2002, Regus provided for tax liabilities in both periods primarily because tax liabilities arose on profits arising in the UK & Ireland and several countries within continental Europe. These taxable profits could not be offset by the tax losses arising in other countries where Regus operates. The majority of Regus' operating companies have tax losses available to carry forward against future profits. In some countries, there are time restrictions on the carry forward of such losses. The Group adopted FRS 19 Deferred tax during the year. The impact of FRS 19 on the financial position of the Group at 31 December 2001 was deemed not material and so no adjustment was made to the balance sheet as at that date. The impact on the tax charge for 2002 was just £0.1 million.

Liquidity and Capital Resources

Cash at bank and in hand at 31 December 2002 was £58.6 million (2001: £117.1 million) of which £29.9 million was free cash, including the net cash impact of £15.6 million received so far, from the sale of 58% of the UK business.

Total indebtedness at 31 December 2002 was £11.0 million (2001: £48.1 million), including a £5.0 million loan from Regus UK. The Group also had outstanding finance lease obligations at 31 December 2002 of £25.2 million (2001: £38.0 million), of which £11.8 million is due within one year.

Operating cash inflow before exceptional items was £5.8 million in 2002 compared with £56.1 million in 2001. Decreased trading levels resulted in net working capital outflows of £9.5 million in the year.

Net cash outflow before management of liquid resources and financing for the year was £16.9 million after paying tax of £4.1 million, interest (net) of £2.8 million, net capital expenditure of £14.7 million and investments in joint ventures of £0.7 million, offset by a net cash benefit of £16.2 million from the sale of a share of the UK business and other acquisitions and disposals.

By the end of December, the Group had repaid all of the 5 percent unsecured, senior convertible debentures issued in December 2001. No further charge will be incurred in relation to this financing.

Net cash (cash at bank less total indebtedness and finance leases) decreased from £31.0 million at 31 December 2001 to £22.4 million at 31 December 2002.

Maintaining adequate liquidity in the Regus Group continues to be the Board's highest priority. The sale of a majority stake in the UK business and the filing under Chapter 11 in the US are evidence of this. Based upon the

Financial review *continued*

assumptions set out under Accounting Policies – Going Concern on page 26, the directors have prepared the accounts on a going concern basis. In particular, the directors recognise that the outcome of Chapter 11 proceedings is unpredictable and the Group is reliant upon the timely receipt of substantially all of the first tranche of the deferred consideration from Alchemy.

Treasury Management

The Group's treasury policy seeks to ensure that adequate financial resources are available for day-to-day operations while managing its currency, interest rate and counter-party credit risks. Group Treasury strategy and policy is developed centrally, with subsidiary companies being required to operate within a framework of controls approved by the Board. Our policy on each of the major areas of treasury activity is set out below.

Currency translation

The results of the Group's foreign subsidiaries are translated into Sterling at the average exchange rates for the period concerned. The balance sheets of foreign subsidiaries are translated into Sterling at the closing exchange rates. Any gains and losses resulting from the translation are recorded in reserves where they are matched with the gains and losses on related borrowings, foreign exchange contracts, currency swaps or currency options, used to hedge the net assets of subsidiaries. Group Treasury makes proposals to a Treasury Risk Committee of the Board on a quarterly basis regarding the hedging policy for overseas assets and liabilities.

Currency transaction exposures

Currency transaction exposure arises where sales and purchases are transacted by a business unit in a currency other than its own, local, functional currency. The majority of the Group's businesses, however, sell to clients and pay suppliers in their local markets in their own functional currencies and as a result, have limited transaction exposure.

Funding and deposits

Outstanding borrowings comprise office equipment financed through finance leases as well as specific loans from certain property owners advanced on commercial terms. Wherever possible, these borrowings are matched to the local currency of the borrower.

Surplus funds are deposited in investment grade instruments that carry low credit risk and which are readily realisable.

Counter-party risk

The Group actively manages its relationships with a panel of high-quality financial institutions. Cash assets, borrowings and other financial instruments are distributed according to predetermined limits approved by the Board to control exposure to any particular institution.

Interest rate risk

The Group's policy is to borrow and invest funds using both fixed and floating interest rates. The Group manages interest rate risk using forward rates or interest rate swaps as appropriate to minimise the risk to the Group of adverse movements in interest rates.

Directors

John Matthews
Non-executive Chairman, age 58

Appointed in 1995. He is also a director of Crest Nicholson plc (Chairman), SDL plc, Rotork plc and several private companies. A chartered accountant, he has held senior executive positions in investment banking and in industry. He is Chairman of the nomination committee and a member of the audit and remuneration committees.

Mark Dixon
Chief Executive, age 43

Founder of Regus. His entrepreneurial skill and drive have made him a major contributor to the growth of the serviced office industry. He is a member of the nomination committee.

Rudy Lobo
Executive Director, age 47

Mr Lobo joined Regus eleven years ago and was previously Group Finance Director. He is responsible for commercial operations and has responsibility for directing Regus' IT and e-business strategy. Previously, Mr Lobo was the Group Company Secretary of Medicom International Ltd, a publisher of medical journals, and a director of several of its subsidiaries.

Stephen Stamp
Group Finance Director, age 41

Mr Stamp joined Regus in January 2000 from Shire Pharmaceuticals Group plc, where he was Group Finance Director. Prior to joining Shire in 1994, he was an assistant director of corporate finance at Lazard Brothers and before that spent four years at KPMG London, qualifying as a chartered accountant in 1987.

Martin Robinson
Independent non-executive Director, age 40

Mr Robinson was appointed as a non-executive director in August 2002. He is currently the Chairman of Center Parcs UK and CEO of Center Parcs Europe, before which he was commercial director of S&N retail. He is Chairman of the remuneration committee and a member of the audit and nomination committees.

Roger Orf
Senior independent non-executive Director, age 50

Head of European Operations for Lone Star, a property investment company. Previously, Mr Orf made investments for his own account and managed investments on behalf of Apollo Real Estate Advisors. Prior to 1995, Mr Orf was in charge of Goldman Sachs' European real estate department. He is Chairman of the audit committee and a member of the remuneration and nomination committees.

Auditors
KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB

Legal advisers to the Company as to English law
Slaughter and May
1 Bunhill Row
London EC1Y 8YY

Legal advisers to the Company as to US law
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Bankers
NatWest Bank Plc
1 Princes Street
London EC2R 8PB

Stockbrokers
Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

Financial advisers
NM Rothschild & Sons
New Court
St Swithin's Lane
London EC4P 4DU

Registrars
Capita IRG Plc
Bourne House
34 Beckenham Road
Kent BR3 4TU

Registered office and headquarters
3000 Hillswood Drive
Chertsey
Surrey KT16 0RS

Website
www.regus.com

Registered number
3548821

Director's report

The directors present their report and the audited financial statements of Regus plc for the year ended 31 December 2002.

Principal activities
The Group is engaged in the provision of fully-serviced business centres. The Chairman's Statement and the Financial Review on pages 2 to 8 describe the principal activities of the Group during 2002.

Business review and future developments
The loss on ordinary activities before taxation for the year ended 31 December 2002 was £119.1 million (2001: loss £110.1 million). An indication of future developments is given in the Chairman's statement.

Dividends
No dividend is proposed (2001: £nil).

Directors and directors' interests
The directors who held office during the year were :

M L J Dixon
S A Stamp
R J G Lobo
J W Matthews
R G Orf
G G Gray (resigned 30 June 2002)
A M Robinson (appointed 7 August 2002)

Details of the directors' interests and shareholdings are given in the Directors' Remuneration report on pages 15 to 19.

In accordance with the Articles of Association, Martin Robinson, Mark Dixon and John Matthews retire by rotation and, being eligible, offer themselves for re-election at the Annual General Meeting.

Employees
It is the Group's policy to communicate with all employees and to encourage them to take a wider interest in the affairs of their employing company and the Group. This is done in a variety of ways, including electronic media, in-house journals, bulletins and briefing sessions.

The Group is committed to the principle of equal opportunity in employment, regardless of a person's race, creed, nationality, sex, age, marital status or disability. Employment policies are fair, equitable and consistent with the skills and abilities of the employees and the needs of the Group's businesses. These policies ensure that everyone is accorded equal opportunity for recruitment, training and promotion. Where an employee becomes disabled while employed by a Group company, every effort is made to enable that person to continue in employment.

Regus held its second European Works Council (EWC) meeting in June 2002, including all internally elected councillors from the member states, and chaired by Mr R J G Lobo. The agenda covered Regus' global strategy and key goals for 2002, Health and Safety updates, IT news, corporate communications and HR issues such as salaries, security and training and development. Agreed actions and minutes were documented and circulated. A further meeting of the EWC is planned for mid 2003.

The number of employees and their remuneration are set out in note 5 to the financial statements.

Political and charitable donations
The Group made no political contributions and no donations to UK charities in either 2002 or 2001.

Payment of creditors
It is the policy of the Group to agree terms of payment for its business transactions with its suppliers. Payment is then made in accordance with these, subject to the terms and conditions being met by the supplier. Trade creditor days of the Group for the year ended 31 December 2002 were 56 days (2001: 48 days). The Company does not follow any code or standard on payment practice. The Company has no trade creditors.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and of the Group and to prevent and detect fraud and other irregularities.

Substantial shareholdings

The Company has been notified of the following holders of 3% or more of its issued share capital for the purposes of Section 198 of the Companies Act 1985, as at 30 May 2003:

Paramount Nominees Ltd[1]	365,329,286	62.46%
HSBC Trustee (Jersey) Ltd[2]	23,140,000	3.96%
Cantor Fitzgerald Europe[3]	92,256,000	15.77%
GNI Limited	29,365,000	5.02%

1 The beneficiary is Maxon Investments BV. M L J Dixon owns 100% interest in Maxon (page 18).

2 The beneficiary of half of this holding is R J G Lobo (page 18).

3. Part of these shares are subject to a contract for difference with Indigo Capital, LLC.

Auditors

Pursuant to Section 384 of the Companies Act 1985, a resolution for the re-appointment of KPMG Audit Plc as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

By order of the Board 4 June 2003

T S J Regan Company Secretary
3000 Hillswood Drive
Chertsey
Surrey KT16 0RS
United Kingdom

Corporate Governance

The Board of Directors intends to maintain standards of corporate governance in line with the Combined Code, issued by the London Stock Exchange in 1998, which sets out the Principles of Good Governance and the Code of Best Practice. A summary of the Company's procedures for applying the principles and the extent to which the provisions of the Combined Code have been applied are set out below.

Compliance statement

The Company has complied with the provisions set out in section 1 of the Code of Best Practice prepared by the Committee on Corporate Governance and published in June 1998 ('the Combined Code') throughout the year ended 31 December 2002, with the exception of provision D2 – Internal Control. The circumstances which caused this situation and the necessary focus on other priorities in the second half of 2002 in particular are described below.

Board composition

The Board currently comprises three executive directors, and three independent non–executive directors, including a non-executive chairman. Dr. G G Gray resigned as independent non-executive Chairman on 30 June 2002 and was succeeded as Chairman by Mr J W Matthews. Mr R G Orf succeeded Mr J W Matthews as senior independent non-executive director. Mr A M Robinson joined the Board on 7 August 2003 as an independent non-executive director. The Board schedules six meetings each year, but arranges to meet at other times, as appropriate. It has a formal schedule of matters specifically reserved for its decision and approval. The Board is supplied with appropriate and timely information to enable it to discharge its duties and requests additional information or variations to regular reporting as it requires. A procedure exists for directors to seek independent professional advice at the Company's expense in the furtherance of their duties, if necessary. In addition, appropriate training is made available for all new directors to assist them in the discharge of their responsibilities. All directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. All directors submit themselves for re-election at least every three years and directors appointed during the period are required to seek re-election at the next AGM.

The independent non-executive directors understand that the Board will not automatically recommend their re-election.

Board committees

The Board has a number of standing committees, which all have written terms of reference setting out their authority and duties:

Audit committee – the members of this committee are Mr J W Matthews, Mr R G Orf (Chairman) and Mr A M Robinson (all independent non-executive directors). Prior to 1 May 2003, it was chaired by Mr J W Matthews. The audit committee meets as required, but not less than four times a year. Its responsibilities, in addition to those referred to under Internal Control, include a critical review of the annual and interim financial statements (including the Board's statement on internal control in the annual report) prior to their submission to the Board for approval, when a report from the committee is also given. The committee also reviews the scope and results of the external audit and its cost effectiveness and the independence and objectivity of the auditors. Although other directors, including the Group Finance Director, attend audit committee meetings, the committee can meet for private discussions with the internal and external auditors.

Nomination committee – the members of this committee are Mr J W Matthews (Chairman), Mr R G Orf and Mr A M Robinson (all independent non-executive directors), and Mr M L J Dixon. The committee meets as required. Its responsibilities include reviewing the Board structure, size and composition, nominating candidates to the Board to fill Board vacancies when they arise and recommending directors who are retiring by rotation to be put forward for re-election.

Remuneration committee – the members of this committee are Mr J W Matthews, Mr R G Orf and Mr A M Robinson (Chairman) (all independent non-executive directors) and Mr M L J Dixon. A statement setting out the role and responsibility of this committee and the Group's remuneration policy is shown on page 15.

Going Concern

The directors continue to adopt the going concern basis in preparing the financial statements. In determining that a going concern basis is appropriate, the Directors have made four key assumptions which are set out in the accounting policies on pages 26 to 28.

Internal control

The Board acknowledges its overall responsibility for the Group's system of internal control and for reviewing the effectiveness of that system on a timely basis. The internal control processes have been designed to identify, evaluate and manage the key risks that the Group encounters in pursuing its objectives. Internal control processes within the Regus Group encompass all controls, including financial, operational and compliance controls and risk management. However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement.

The Board conducts regular reviews of the Group's strategic direction. Country and regional strategic objectives, quarterly plans and performance targets for 2003 have been set by the executive directors and are regularly reviewed by the main Board in the context of the Group's overall objectives.

The control framework and key procedures in place throughout the year ended 31 December 2002 comprise the following:

- The executive directors ('the Group executive') normally meet monthly together with certain other senior executives to consider Group financial performance, business development and Group management issues. Directors of key operating companies meet regularly to manage their respective businesses.

- Major business risks and their financial implications are appraised by the responsible executives as a part of the budget process and these are endorsed by regional management. Key risks are reported to the Board and the audit committee. The appropriateness of controls is considered by the executives, having regard to cost/benefit, materiality and the likelihood of risks crystallising.

- Country and regional budgets, containing financial and operating targets, capital expenditure proposals and performance indicators, are reviewed by the Group executive and must support regional business strategies.

- Monthly reports on Group and regional performances are provided to the Group executive. Quarterly summaries and forecasts are presented to the Board and discussed at Board meetings. Performance against both budgets and objectives are reviewed with regional management, as are forecasts and material sensitivities. The Board regularly receives reports from key executives and functional heads covering areas such as forecasts, business development, strategic planning, legal and corporate matters.

- There is a Group-wide policy governing appraisal and approval of investment expenditure and asset disposals. Post investment reviews are undertaken.

- Other key policies and control procedures (including finance, operations, and health and safety) having Group-wide application are available to all staff on web-based systems.

Corporate Governance *continued*

The Group's internal audit remit is to report to management on the Group's worldwide operations. Its budget, programme of work and its findings, including any material control issues and resultant actions, are reviewed by the audit committee. However most of the available resource within the internal audit department in the second half of the year was deployed in helping with the relocation of the UK accounting function in mid year.

To underpin the effectiveness of controls, it is the Group's policy to recruit and develop appropriately skilled management and staff of high calibre and integrity. High standards of business ethics and compliance with laws, regulations and internal policies are demanded from staff at all levels.

As noted in the Chairman's Statement on pages 2 and 3, 2002 was a difficult year for the Group. Adverse trading conditions required the Group to undertake extensive cost-cutting measures. This inevitably had an impact on the integrity of the system of internal control. Nevertheless the following key mechanisms were available to the Board at various times during the year in the conduct of its review of internal controls:

- An ongoing process, through Board meetings, senior management meetings and divisional reviews as well as other management meetings, for the formal identification of significant operational risks and mitigating control processes;
- The Treasury Risk Committee comprising the Group Finance Director, Company Secretary and Group Treasurer, which meets to consider the specific risks associated with treasury transactions, including the approval of all transactions in financial derivatives;
- From the third quarter of 2001 through mid 2002 there was an embedded system of reporting the effectiveness of key financial, operational and compliance controls. This is a comprehensive self-assessment system built up from centre-level using the Group's intranet. Results and action plans are then reviewed by senior management and summarised for the Board;
- A multi-disciplinary Group Risk forum, chaired by the Company Secretary, generally reports to the Board on a quarterly basis. Although this lapsed in the second quarter of 2002, the forum's mandate is to consider all aspects of risk identification and management and its reports represent a key feature of the process by which the Board assesses the overall effectiveness of the Group's system of internal control.

Communications with shareholders

The Company has a policy of maintaining an active dialogue with shareholders. Group financial reports and announcements are accessible via the Group's internet site. Insofar as securities laws and other applicable requirements allow, the Company corresponds on a range of subjects with its individual shareholders who also have an opportunity to question the Board, as well as the chairman of the audit and remuneration committees, at the Annual General Meeting.

Directors' Remuneration Report

Introduction

This remuneration report sets out the company's policy on the remuneration of executive and non-executive directors together with details of directors' remuneration packages and service contracts. This report will be put to a vote of the Company's shareholders at the Annual General Meeting on 9 July 2003.

The following information is not subject to audit:

The remuneration committee

The remuneration committee is chaired by Mr A M Robinson, its other members are Mr M L J Dixon, Mr R G Orf and Mr J W Matthews. Prior to 1 May 2003, it was chaired by Mr J W Matthews. All members of this committee are independent non-executive directors, other than the Group Chief Executive. Other directors may be invited to attend some meetings of the committee in an advisory capacity as the committee considers appropriate. The committee will consider all material elements of remuneration policy, remuneration and incentives of executive directors and senior management, with reference to independent remuneration research and professional advice, in accordance with the Combined Code on Corporate Governance, and will make recommendations to the Board of Directors on the framework for executive remuneration and its cost. The Board of Directors is then responsible for implementing the recommendations and agreeing the remuneration package of individual directors. Directors are not permitted, under Regus' Articles of Association, to vote on their own terms and conditions of remuneration. The committee does not make recommendations on the remuneration of non-executive directors, which is a matter solely for the full Board. The members of the remuneration committee attend the Company's Annual General Meeting and are available to answer shareholders' questions about directors' remuneration.

There was no change in any of the employment terms of any of the executive directors during 2002 or subsequently (until 4 June 2003). As regards the fees of the independent non-executive directors, Mr J W Matthews' fee was increased from £25,000 to £90,000 per annum from 1 July 2002, on his appointment as Chairman. In addition, it was agreed by the Board that, on his appointment, Mr A M Robinson receive a fee of £25,000 per annum. The committee has used no external consultant or expert in its deliberations.

Remuneration policy

Remuneration policy for executive directors centres on ensuring that remuneration packages are sufficiently competitive to attract, retain and motivate the right calibre of executive directors. Incentive payments are conditional upon demanding performance criteria so as to align incentive awards paid to directors directly with the interest of shareholders. If appropriate the remuneration committee would use the services of external consultants to help it agree packages reflecting the remuneration policy. The constituent parts of those packages are set out in the following paragraphs.

Non-executive directors are remunerated with fees, set at a level which will attract individuals with necessary experience and ability. The remuneration committee does not believe that it is appropriate to reward independent non-executive directors with options or other share-based incentives.

Basic salary and benefits

Salaries are reviewed annually and determined by the committee, taking into account the performance of the individual directors over the previous 12 months and the pay and employment conditions elsewhere in the Group. Any increases in basic salary are effective from 1 January in each year. For 2003, the remuneration committee has recommended that salary levels of each of the executive directors remain at the amounts agreed with each in 2000.

Directors' Remuneration Report *continued*

The remuneration table included within this report also shows benefits received. The main benefits relate to the provision of company cars and/or fuel for private cars and the provision of private medical insurance for the director and their immediate family.

Annual performance bonus

Under the annual bonus scheme the executive directors are entitled to an annual bonus of up to 40% of their basic salary, which is payable provided the budget targets for the relevant financial year are achieved. No bonuses are payable for 2002.

Long-term incentive plan

Other than share options, the executive directors do not participate in any of the long-term incentive plans offered to senior management.

Share options

The Group believes that share ownership by employees, including the executive directors, strengthens the link between their personal interests and those of ordinary shareholders. Regus has established a number of employee share plans, including the Regus Global Share Plan and the Regus International Sharesave Plan. No additional option grants were made to any director during 2002.

During 1999, the Group established the Regus Employee Trust. The Trust is a discretionary trust for the benefit of employees, including executive directors. The Trust may issue shares to the Group's employees (including directors) at the discretion of the Company. The Trust has purchased some of the shares in the Company which would be required if participants were entitled to exercise options under the share option plans.

Pensions

The executive directors participate in the Company's Money Purchase (Personal Pension) Scheme. The Company matches employee contributions up to a maximum of 10% of basic salary.

The main benefits to executive directors, who contribute a percentage of their gross salaries to the scheme, are:

- A pension, based on the value of fund built up from personal contributions, at any age between 50 and the normal pension age of 65;
- A tax-free cash sum, payable when taking the benefits;
- Life assurance cover based on the level of contributions with the opportunity to purchase additional cover, subject to Inland Revenue limit of 5% of net relevant earnings; and
- Pension to spouse payable on death.

All executive directors are subject to the Inland Revenue cap on the amount of salary which may be treated as pensionable.

Total shareholder return performance

The following graph illustrates the Company's total shareholder return since flotation in 2000 relative to the FTSE 250 Index, in accordance with paragraph 4 of the Director's Remuneration Report Regulations 2002.

The Company was a member of the FTSE 250 Index at the time of flotation and the performance awards under the share option schemes are linked to that index. Accordingly this is considered to be the most appropriate broad equity market index for the purpose of measuring the Company's relative performance.


Value (£)
120
100
80
60
40
20
0
31 December 2000
31 December 2001
31 December 2002
FTSE250
Regus Plc

This graph looks at the value, by the end of 2002, of £100 invested in Regus on 31 December 2000 compared with that of £100 invested in the FTSE 250 Index.

Service contracts

The Company has adopted the following policy on directors' service contracts:

(i) executive directors and the Company are each required to give 12 months' notice of termination (there being no fixed term);

(ii) non-executive directors enter into 3 year appointment letters, which may be terminated by the director or the Company on 6 months' notice.

The Company's policy is that payments on termination should be restricted to the value of remuneration for the notice period.

On 1 July 2000 Mr M L J Dixon, Mr R J G Lobo and Mr S A Stamp entered into full-time rolling service agreements with Regus Management Limited. These are terminable by either party giving not less than 12 months' notice to the other party or automatically on the respective directors reaching the age of 65. There are no provisions for compensation for loss of office other than payment of any outstanding salary.

Mr J W Matthews, Mr R G Orf and Mr A M Robinson, as non-executive directors, have entered into letters of appointment dated 26 October 1999 (replaced by a letter of appointment as Non-Executive Chairman dated 1 July 2002), 29 August 2000 (as amended by a letter of amendment dated 28 November 2002) and 7 August 2002 (as amended by a letter of amendment dated 28 November 2002) respectively. These arrangements are for three years, terminable on six months' notice (three months' in the case of Mr R G Orf) by the Company or the directors. There are no provisions for compensation for loss of office other than payment of any outstanding fees.

The following information within the Directors' Remuneration Report is subject to audit:

Directors' remuneration table

	Salary/ fees £'000	Bonus £'000	Benefits £'000	**Total remuneration 2002 £'000**	Total remuneration 2001 £'000	**Pension scheme contributions 2002 £'000**	Pension scheme contributions 2001 £'000
Executive							
Mark Dixon	125.0	–	27.7	**152.7**	228.6	**27.6**	22.7
Stephen Stamp	150.0	–	9.8	**159.8**	109.3	**13.0**	12.5
Rudy Lobo	145.0	–	11.6	**156.6**	160.5	**11.6**	11.6
Non-executive							
George Gray*	–	–	–	**–**	37.5	**–**	–
Robert Kuijpers*	–	–	–	**–**	6.3	**–**	–
John Matthews	28.1	–	–	**28.1**	14.6	**–**	–
Roger Orf	9.1	–	–	**9.1**	5.0	**–**	–
Martin Robinson	7.5	–	–	**7.5**	–	**–**	–
	464.7		49.1	**513.8**	561.8	**52.2**	46.8

* *Former director*

Directors' Remuneration Report *continued*

During 2002, the following contractual emoluments were irrevocably waived by the directors:

Director	Amount Waived (£)
Mark Dixon	**270,000**
Stephen Stamp	**35,000**
Rudy Lobo	**20,000**
John Matthews	**29,375**
Roger Orf	**5,937**
Martin Robinson	**2,490**
George Gray*	**40,000**

* *Former Director*

Directors' shareholdings

	Ordinary shares Beneficial holdings 31 December 2002	Ordinary shares Beneficial holdings 31 December 2001
Mark Dixon**	**365,329,286**	364,329,286
Rudy Lobo	**38,462**	38,462
Stephen Stamp	**384,615**	384,615
John Matthews	**359,724**	359,724
Martin Robinson	**–**	–
Roger Orf	**300,000**	300,000

** *Mr Dixon's beneficial ownership of shares is calculated by attributing to him all shares owned by Maxon Investments BV, an entity in which Mr Dixon holds 100% of the share capital.*

Directors' share options

	Option type	31 December 2001	Granted during 2002	Lapsed during 2002	**31 December 2002**	Exercise price	Date from which exercisable	Expiry date
Rudy Lobo	A	266,179	–	–	**266,179**	5.0p	1/1/03	31/12/09
	B	94,501	–	–	**94,501**	145.5p	7/1/03	31/12/09
	C	189,002	–	–	**189,002**	145.5p	7/1/03	31/12/09
	D	11,570,000	–	–	**11,570,000**	0.375p	31/12/03	–
	E	4,003	–	4,003	**–**	242.0p	1/1/04	1/7/04
Stephen Stamp	B	128,866	–	–	**128,866**	145.5p	7/1/03	7/1/10
	C	2,661,337	–	–	**2,661,337**	145.5p	7/1/03	7/1/10
	E	4,003	–	–	**4,003**	242.0p	1/1/04	1/7/04

A Awarded under the Regus Team Member Share Plan for nil consideration.

B Awarded under the Regus Team Member Share Plan for nil consideration.

C Awarded under the Regus Team Member Share Plan for nil consideration.

D Awarded to Mr Lobo by Maxon pursuant to an agreement dated 17 September 1999 recording the terms of an agreement entered into on 11 November 1992 between Mr Lobo and Maxon, as amended on 30 June 2000. These shares are currently held by HSBC Trustees (Jersey) Limited and will not be capable of exercise before 31 December 2003 other than in defined circumstances (which include the discretion of Maxon). The shares subject to the option are transferable to Mr Lobo upon payment to Maxon of an exercise price of £45,000, which is equivalent to the market value of the relevant shares at the time the parties entered into the option arrangements.

E Awarded under the Regus International Sharesave Plan, the maximum monthly contribution for which may not exceed the amount permitted by the Income and Corporation Taxes Act 1988.

Summary particulars of the Group's share option schemes are given in note 22 to the Financial Statements.

All options were granted at the then prevailing market price, save for the grant of 11,570,000 options to Mr Lobo, referred to in note D above.

The market price of the shares at 31 December 2002 was 10.25p and the range during 2002 was 3.25p to 57.75p.

None of the directors had a beneficial interest in any contract of significance in relation to the business of the Company or its subsidiaries at any time during the financial year.

Performance conditions

The above table shows the share options and interests under long-term incentive schemes held by directors of the Company. The exercise of these options and the vesting of these interests are both subject to the achievement of performance conditions as follows:

Option type

A No performance targets are applicable to this grant. It was designed to reward long service within the Group in the period up to flotation in October 2000.

B No performance targets are applicable to Mr R J G Lobo's grant. The grant was made to him at the same time and using the same formula as all other employees of the Group. No performance targets were applied to this Group-wide grant.

Mr S A Stamp's grant is subject to a performance target linked to the market capitalisation of the Company on the relevant vesting date. Unless the market capitalisation of the company exceeds £1,000 million, none of these options will be exercisable; for all of them to be exercisable, the market capitalisation of the Company would have to exceed £6,000 million, on each of 1 January 2003, 2004 and 2005, being the respective performance measurement dates of the options.

The performance target was missed entirely on 1 January 2003 and therefore that part of Mr S A Stamp's options exercisable on the first vesting date (7 January 2003) have since lapsed (42,995 shares).

C The performance target requires the share price of the Company to outperform the FTSE-250 by 30%, 40% or 50%, depending on the date of exercise.

In addition, Mr S A Stamp has additional performance targets linked to the market capitalisation of the Company on the relevant vesting date. Unless the market capitalisation of the company exceeds £1,000 million, none of these options will be exercisable; for all of them to be exercisable, the market capitalisation of the Company would have to exceed £6,000 million, on each of 1 January 2003, 2004 and 2005, being the respective performance measurement dates of the options.

The performance target was missed entirely on 1 January 2003 and therefore that part of Mr S A Stamp's options exercisable on the first vesting date (7 January 2003) have since lapsed (887,112 shares).

D No performance targets are applicable to this grant which was made pursuant to an agreement made in 1992. It was not appropriate to include performance targets, given the size of the Group at that time.

E This is an Inland-Revenue approved SAYE scheme to which no performance targets apply.

Approved by the board of directors on 4 June 2003 and signed on its behalf by:





Mark Dixon
Chief Executive

Stephen Stamp
Group Finance Director

Independent Auditors' report to the members of Regus Plc

We have audited the financial statements on pages 22 to 51. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the annual report and the directors' remuneration report. As described on page 11 this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the UK Listing Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 12 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statement on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the information contained in the annual report, including the corporate governance statement and the audited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud, other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

In forming our opinion, we have considered the adequacy of the disclosure in the Accounting Policies Note on pages 26 to 28 concerning the uncertainties over the future funding of the Group which is dependent upon :

- A Plan of Reorganisation acceptable to Regus being approved by US creditors and the US courts. A Plan of Reorganisation acceptable to Regus is one which will enable Regus US to achieve net cash generation within a reasonably short timeframe and will result in a payment profile of claims which can be met out of future cashflows of the Group;
- Regus' German business also being successfully restructured so as to achieve cash break-even within a reasonably short timeframe;
- Regus receiving all or substantially all of the first tranche of the deferred consideration receivable from Alchemy in respect of the sale of a majority stake in the UK business on a timely basis; and
- There being no significant deterioration in current trading.

In view of the significance of these uncertainties, we consider that the basis of preparation note within the Accounting Policies Note on pages 26 to 28 should be brought to your attention but our opinion is not qualified in this respect.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the Group as at 31 December 2002 and of the loss of the Group for the year then ended, and;
- the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
4 June 2003
Chartered Accountants, Registered Auditor

Consolidated profit and loss account

for the year ended 31 December 2002

	Note	**31 Dec 2002 £'000**	31 Dec 2001 £'000
Turnover (including share of joint ventures)	1	**445,407**	524,622
Less: share of turnover of joint ventures	1	**(9,803)**	(11,989)
Group Turnover		**435,604**	512,633
Cost of sales (centre costs) before exceptional items		**(413,339)**	(434,787)
Exceptional cost of sales	3(a)	**(56,972)**	(37,955)
Cost of sales (centre costs) after exceptional items		**(470,311)**	(472,742)
Gross (loss)/profit (centre contribution)	1	**(34,707)**	39,891
Administration expenses before exceptional items		**(61,076)**	(91,255)
Exceptional administration expenses	3(a)	**(35,096)**	(52,591)
Administration expenses after exceptional items		**(96,172)**	(143,846)
Group operating loss	1	**(130,879)**	(103,955)
Share of operating loss in joint ventures	1	**(5,497)**	(5,572)
Total operating loss: Group and share of joint ventures	1	**(136,376)**	(109,527)
Profit on sale of group undertakings	3(b)	**22,716**	–
Loss on ordinary activities before interest		**(113,660)**	(109,527)
Net interest payable and other similar charges	6	**(5,404)**	(554)
Loss on ordinary activities before tax	2	**(119,064)**	(110,081)
Tax on loss on ordinary activities	7	**(5,480)**	(10,090)
Loss on ordinary activities after tax		**(124,544)**	(120,171)
Equity minority interests		**1,145**	1,933
Retained loss for the financial year	19	**(123,399)**	(118,238)
Loss per ordinary share:	8		
Basic and diluted (p)		**(21.9)**	(21.0)
Basic and diluted before exceptional items & business disposals (p)		**(9.6)**	(5.2)

All results arose from continuing operations.

Balance sheets

as at 31 December 2002

	Note	**Group 31 Dec 2002 £'000**	Group 31 Dec 2001 £'000	**Company 31 Dec 2002 £'000**	Company 31 Dec 2001 £'000
Fixed assets					
Intangible assets	9	–	4,307	–	–
Tangible assets	10	**93,772**	242,299	–	–
Investments					
Investments in subsidiaries	11	–	–	**1**	5,631
Investment in own shares	11	**3,805**	3,805	–	–
Investment in associates	11	**12,458**	–	–	–
Other investments	11	**29**	33	–	–
Interest in joint ventures:	11				
Share of gross assets		–	15,656	–	–
Share of gross liabilities		–	(14,562)	–	–
		–	1,094	–	–
		110,064	251,538	**1**	5,631
Current assets					
Stock		**293**	392	–	–
Debtors: amounts falling due after more than one year	12	–	3,000	**62,598**	274,235
Debtors: amounts falling due within one year	12	**59,025**	114,288	**734**	256
Cash at bank and in hand		**58,610**	117,074	**13,794**	69,985
		117,928	234,754	**77,126**	344,476
Creditors: amounts falling due within one year	13	**(177,963)**	(344,392)	**(11,842)**	(52,933)
Net current (liabilities)/assets		**(60,035)**	(109,638)	**65,284**	291,543
Total assets less current liabilities		**50,029**	141,900	**65,285**	297,174
Creditors: amounts falling due after more than one year	14	**(19,796)**	(24,806)	–	–
Provisions for deficit on joint ventures					
Share of gross assets		**8,630**	–	–	–
Share of gross liabilities		**(10,253)**	–	–	–
	11	**(1,623)**	–	–	–
Provisions for liabilities and charges	16	**(57,242)**	(28,302)	**(10,057)**	–
Net (liabilities)/assets		**(28,632)**	88,792	**55,228**	297,174
Capital and reserves					
Called-up share capital	17	**29,110**	29,106	**29,110**	29,106
Share premium account	18	**279,765**	279,765	**279,765**	279,765
Other reserves	19	**6,508**	4,056	**55,767**	8,948
Profit and loss account	19	**(343,775)**	(224,482)	**(309,414)**	(20,645)
Equity shareholders' (deficit)/ funds		**(28,392)**	88,445	**55,228**	297,174
Equity minority interests		**(240)**	347	–	–
		(28,632)	88,792	**55,228**	297,174

The financial statements on pages 22 to 51 were approved by the Board of Directors on 4 June 2003 and were signed on its behalf by:





Mark Dixon
Chief Executive

Stephen Stamp
Group Finance Director

Consolidated cash flow statement

for the year ended 31 December 2002

	Note	**31 Dec 2002 £'000**	31 Dec 2001 £'000
Cash (outflow)/inflow from continuing operating activities			
Net cash inflow before exceptional items		**5,820**	56,140
Outflow related to exceptional items		**(16,603)**	(12,144)
Net cash (outflow)/inflow from continuing operating activities	20(a)	**(10,783)**	43,996
Returns on investments and servicing of finance			
Interest received		**1,901**	3,906
Interest paid		**(2,051)**	(252)
Interest paid on finance leases		**(2,637)**	(3,351)
		(2,787)	303
Taxation			
Tax paid		**(4,077)**	(6,275)
		(4,077)	(6,275)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(15,274)**	(105,633)
Sale of tangible fixed assets		**557**	3,052
Purchase of investments		**-**	(26)
		(14,717)	(102,607)
Acquisitions and disposals			
Sale/(purchase) of subsidiary undertakings		**16,236**	(5,712)
Investment in joint ventures		**(743)**	(5,631)
		15,493	(11,343)
Cash outflow before management of liquid resources and financing		**(16,871)**	(75,926)
Management of liquid resources	20(b)	**55,426**	45,643
Financing	20(b)	**(32,276)**	22,714
Increase/(decrease) in cash in the year	20(c)&(d)	**6,279**	(7,569)

Consolidated statement of total recognised gains and losses

for the year ended 31 December 2002

	31 Dec 2002 £'000	31 Dec 2001 £'000
Loss for the financial year	**(123,399)**	(118,238)
Exchange differences	**4,108**	197
Total recognised gains and losses for the year	**(119,291)**	(118,041)

Reconciliation of movements in shareholders' (deficit)/funds

	31 Dec 2002 £'000	31 Dec 2001 £'000
Loss for the financial year	**(123,399)**	(118,238)
Net proceeds of ordinary shares issued	**4**	3,396
Exchange differences	**4,108**	197
Reclassification of fair value of warrants to non distributable reserves	**2,450**	–
Decrease in shareholders' funds	**(116,837)**	(114,645)
Shareholders' funds at 1 January	**88,445**	203,090
Shareholders' (deficit)/funds at 31 December	**(28,392)**	88,445

Accounting policies

Description of business

Regus plc (the "Company") and its consolidated subsidiaries (the "Group") are engaged in the provision of fully serviced business centres offering clients a mix of workstations, conference rooms and related support services. The Group operates an international network of business centres and is divided into four geographic regions, UK & Ireland, Rest of Europe, Americas and Rest of World. Maxon Investments BV ("Maxon") is the ultimate parent company and Mr M L J Dixon, the Chief Executive of the Company, has an effective controlling interest in the equity shares of the Company via Maxon.

Basis of preparation

The consolidated financial statements have been prepared in accordance with applicable accounting standards and in conformity with accounting principles generally accepted in the United Kingdom ("UK GAAP"), under the historical cost convention.

The preparation of the financial statements in conformity with UK GAAP requires management to make estimates and assumptions that reflect the reported amounts of assets and liabilities, plus disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses for an accounting period. Such estimates and assumptions could change in the future as more information becomes known or circumstances change, such that the Group's results may differ from the amounts reported and disclosed in the financial statements. The following principal accounting policies have been applied consistently with items that are considered material in relation to the Group's financial statements.

Going Concern

Excluding the cash impact from the sale of the UK business, the Group recorded a cash outflow in 2002 of £9.3 million. At 31 December 2002, the Group has net current liabilities of £60.0 million and net liabilities of £28.6 million. In 2002, Regus UK was the largest cash generative business although, following its sale in December 2002, the Group no longer has access to these cash flows. The remainder of the Regus Group, comprises a mixture of cash positive and cash negative businesses, the most cash negative of which are the US and German businesses.

United States of America

In the year ended 31 December 2002, Regus' US business recorded an operating loss before exceptional items of £35.5 million. Regus had invested significantly in new centres on the West Coast of the US in response to demand from technology companies in particular. As the general economic downturn took effect, which was felt most acutely in the technology sector, losses in Regus' US business widened as demand for serviced offices fell. Throughout most of 2002, Regus sought to restructure the terms of its leases and related guarantees through bilateral negotiation with US landlords with the objective of bringing Regus US to cash break-even or better.

Despite substantial progress towards a negotiated settlement, Regus was unable to reach a satisfactory settlement with US landlords within the necessary timeframe and therefore on 14 January 2003 Regus' US subsidiaries, Regus Business Centre Corp ("Regus US") and Stratis Business Centers Inc ("Stratis") each filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code in the Court of the Southern District of New York. Regus plc and Regus Business Centre BV, which are holding companies for the Regus Group and have both given guarantees in relation to certain leasehold liabilities of the US business, also filed for relief under Chapter 11. Regus plc and Regus Business Centre BV are not engaged in any form of administrative proceedings or other arrangement with creditors outside the US.

Chapter 11 gives each Regus company which has filed for Chapter 11 legal protection from its US creditors by immediately freezing all pre-existing financial claims of those creditors both in US and non-US Courts. Thus, although US landlords may have claims pursuant to guarantees given by either Regus plc or Regus Business Centre BV, notwithstanding that neither Regus entity is US domiciled, any such claims against those entities fall within the jurisdiction of the US Courts and benefit from the protections afforded by Chapter 11.

Under Chapter 11, Regus US is able to elect whether it wishes to affirm or reject leases on a case-by-case basis. To the extent that a lease is rejected, the statutory maximum claim, in respect of future rent that the landlord would have against each of the relevant lessee companies and the relevant guarantor will be limited to the higher of (i) one year's rent or (ii) 15% of the remaining lease term, not to exceed three years, in each case under the relevant lease. In the absence of Chapter 11, the termination of a lease would require the lessee (or the guarantor) to pay all the rent due on the balance of lease, subject to any mitigation by the landlord.

Regus US is party to 74 real property leases and a further 8 equipment leases in the US and, through a joint venture company, is party to a further 12 real property leases. Most real property leases have 8-10 years unexpired term. Regus US expects to use the provisions of Chapter 11 to reject some property leases. In respect of the remaining US property leases, including leases held by joint venture companies, negotiations with US landlords are at an advanced stage. These negotiations anticipate modifications to existing leases including reductions in space and/or rent in return for a compensation payment by Regus.

Once negotiations with US landlords and other US creditors are concluded, Regus will prepare a Plan of Re-organisation which will include proposals for the payment of claims and compensation payments. These payments are likely to be paid over an extended period of time out of the projected cash flows of the Regus Group. Once the Plan of Re-organisation has been agreed by US creditors and confirmed by the US Court, payment of settlements to US creditors can begin and each Regus Chapter 11 Company can emerge from Chapter 11 protection. The process of preparing, agreeing, filing and approving a Plan of Re-organisation is likely to take a number of months.

The Group is conducting its Chapter 11 proceedings in the belief that they will be concluded successfully, that the group will achieve its projected cash flows and thereby be able to meet the Court-approved plan of re-organisation.

Germany

In the year ended 31 December 2002, Regus' German business recorded an operating loss before exceptional items of £3.0 million. The German business has also been re-organised with a view to bringing the German business to cash break-even or better on a run rate basis. This reorganisation has involved re-negotiation of certain leases and may ultimately result in the closure of one cash-negative German subsidiary.

Other factors

On 30 December 2002, Regus sold a 58% interest in its UK business to Alchemy Partners ("Alchemy"). Alchemy subscribed £16.3 million for new shares and paid Regus £25.6 million for existing shares in the UK business. At the same time, Regus repaid a £10.5 million loan from the UK business, leaving the Regus Group with net cash from the transaction of £15.1 million. In addition, deferred consideration is receivable by Regus in two tranches: the first tranche of up to £10 million is dependent upon the EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) for the year ended 31 December 2002 and net current liabilities and net cash at 31 December 2002 of the UK business meeting certain parameters; and a second tranche equivalent to 70% of the amount by which EBITDA for the year ended 31 December 2003 exceeds £29 million. Regus is also entitled to receive 42% of any dividends declared by the UK business.

Accounting policies *continued*

At 31 December 2002, the Group had available free cash balances of £29.9m, but no other undrawn bank facilities. Accordingly, the Group is reliant upon existing cash resources and operating cash flows to fund its ongoing activities.

The financial statements have been prepared on the going concern basis, which assumes that:

- A Plan of Re-organisation, acceptable to Regus, will be approved by US creditors and the US courts. A Plan of Re-organisation acceptable to Regus is one which will enable Regus US to achieve cash break-even within a reasonably short timeframe and will result in a payment profile of claims which can be met out of future cash flows of the Group;
- Regus' German business will also be successfully restructured so as to achieve cash break-even within a reasonably short timeframe;
- Regus receives all or substantially all of the first tranche of the deferred consideration receivable from Alchemy in respect of the sale of a majority stake in the UK business on a timely basis; and
- No significant deterioration in current trading.

Nevertheless, the outcome of the Chapter 11 proceedings is unpredictable and so there is uncertainty over the Group's ability to continue as a going concern in its present form. The Directors recognise that there is a risk that this will not be possible. If the going concern basis were to be an inappropriate basis of preparation, it would be necessary to provide for the expenses of realising the group assets, reducing their values to realisable amounts in these circumstances and provide for unsettled claims to the extent that these are not covered by existing provisions for asset impairments and onerous lease obligations.

Basis of consolidation

The Group accounts include the accounts of the company and its subsidiary undertakings made up to 31 December 2002. Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

An associate is an undertaking in which the Group has a long-term interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. The Group's share of the profits less losses of associates is included in the consolidated profit and loss account and its interest in their net assets, other than goodwill, is included in investments in the consolidated balance sheet.

A joint venture is an undertaking in which the group has a long-term interest and over which it exercises joint control. The Group's share of the profits less losses of joint ventures is included in the consolidated profit and loss account and its interest in their net assets, other than goodwill, is included in investments in the consolidated balance sheet.

Under section 230(4) of the Companies Act 1985, the company is exempt from the requirement to present its own profit and loss account.

Transactions in foreign currencies

Assets and liabilities of foreign subsidiaries and related hedging instruments are translated into sterling at the closing exchange rate prevailing at the balance sheet date. Results of overseas undertakings are translated into sterling at the average rates of exchange for the relevant period. Differences arising from the re-translation of the results of overseas undertakings are dealt with through reserves.

Transactions in foreign currency are recorded using the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange prevailing at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Goodwill

Purchased goodwill (representing the excess of the fair value of the consideration given and associated costs over the fair value of the separable net assets acquired) arising on consolidation is capitalised and amortised to nil by equal annual instalments over its estimated useful life, normally 20 years.

On the subsequent disposal or termination of a business, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill (negative goodwill).

Tangible fixed assets and depreciation

Depreciation is provided on a straight line basis at rates calculated to write off the cost of fixed assets to their estimated residual value over their estimated useful lives at the following rates:

Furniture	**- 5 years**
Fixtures and fittings	**- shorter of the lease term, the first break point of the building lease or 10 years**
Telephones and office equipment	**- 5 years**
Computer hardware	**- 3 years**
Computer software	**- 2 years**
Cars	**- 4 years**

Fixed asset investments

Fixed asset investments are generally accounted for at cost less provision for impairment.

Sale of Group Undertakings

Consideration for the sale of Group subsidiaries is not recognised until the exact amount has been agreed.

Stock

Stock is stated at the lower of cost and net realisable value. Stock relates to items purchased for resale to customers and to items intended for distribution within the business such as office supplies and marketing materials.

Taxation

The charge for taxation is based on the loss for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Refurbishment

The terms of most building leases require Regus to make good dilapidation or other damage occurring during the rental period. Accruals for dilapidations are only made when it is known that a dilapidation has occurred.

Turnover

Turnover represents the value of services provided to third parties in the year and is exclusive of VAT and similar taxes.

Cost of sales

Cost of sales consists of costs from the individual business centres, including property lease costs, employee costs and start-up costs.

Pensions

The Group operates defined contribution schemes. Contributions are charged to the profit and loss account on an accruals basis.

Leases

a) Finance leases

Where the Group enters into a lease for furniture, fittings, equipment or cars which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. This also includes occasions where the Group takes interest bearing extended credit from suppliers and certain loans from landlords.

Accounting policies *continued*

Under all such lease arrangements the asset is recorded in the balance sheet as a tangible asset and is depreciated over its estimated useful life in accordance with the policy described above. Future instalments under such leases, net of finance charges, are included in creditors.

Lease payments are apportioned between the finance element, which is charged to the profit and loss account on a sum of the digits basis or a post-tax actuarial basis, and the capital element, which reduces the outstanding obligation for future instalments.

b) Building leases

Building leases are all accounted for as operating leases because substantially all the risks and rewards of ownership remain with the lessor.

The rental on certain leases is wholly or partly conditional on the profitability of the centre and therefore the risk to the business, in terms of rent, is reduced. Once all outstanding rent has been paid, landlords receive a share of the profits of the centre.

For leases which are wholly or partly conditional on the profitability of the centre, an estimate is made of the likely rent payable based on profitability in respect of the period up to the date of the first market rent review or first break point in the lease, whichever is sooner, and this is spread on a straight line basis over that period. Any subsequent changes in estimates are spread over the remaining period to the date of the first market rent review or first break point in the lease, whichever is sooner. Amounts payable in respect of profit shares are accrued once a sufficient net surplus has been made which would result in a profit share being paid.

Any incentives or rent free periods on conventional leases and the conventional element of leases which are partly conventional and partly conditional on profitability, are spread on a straight line basis over the period to the date of the first market rent review or first break point in the lease, whichever is sooner, so that the amounts charged to the profit and loss account are the same each year over that period.

Financial instruments

The Group uses various derivative financial instruments to hedge its exposures to fluctuations in foreign exchange risks. These include forward currency contracts and currency options.

The accounting method used for derivative financial instruments is determined by whether or not the instrument is designated as a hedge of an existing exposure and, if so by the accounting method used for the item being hedged.

The Group considers its derivative financial instruments to be hedges when certain criteria are met.

Forward currency contracts

The Group's criteria to qualify for hedge accounting are:

- The instrument must be related to a foreign currency asset or liability
- It must involve the same currency as the hedged item
- It must reduce the risk of foreign currency exchange movements on the Group's operations;

The Group has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instruments. The Group does not enter into financial instruments for trading or speculative purposes.

Forward currency contracts are marked to market at the period end, with the resulting exchange gains or losses taken to administration expenses in the profit and loss account, except where the hedged item's exchange difference is reflected in reserves (such as quasi equity loans). In this situation the gain or loss is taken to reserves. The gains or losses on the forward contracts are recognised when the gains or losses on the underlying hedged transactions are recognised. The net resulting unrealised asset or liability is reflected in debtors or creditors as appropriate.

Premiums or discounts on derivative financial instruments that hedge an existing exposure are charged or credited to interest income or cost over the life of the instrument, the related asset or liability is classified as an accrual or prepayment.

Derivative financial instruments that are not designated as hedges are marked to market using period end market rates and gains or losses are taken to the profit and loss account.

Gains or losses arising on hedging instruments which are cancelled due to the termination of the underlying exposure are taken to administration expenses immediately.

Currency options

Under hedge accounting for currency options, the Group defers the instruments impact on profit until it fully recognises the underlying hedged item in the profit and loss account.

Option costs are charged to the interest cost over the life of the option contract. The related asset is classified as prepayments.

At maturity, any realised gain on the option is recognised in the profit and loss account in administration expenses.

Cash & liquid resources

Cash for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand. Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of less than one year (other than cash), government securities and investments in money market managed funds.

Notes to the financial statements

for the year ended 31 December 2002

1 Segmental reporting

The following tables set out the Group's segmental analysis by geographic region and by established and new centres. Established centres are those that have been open for a period of at least 18 months as at the end of the relevant period and new centres are those that have been open for less than 18 months as at the end of the relevant period. The numbers reported include exceptional costs.

	Turnover 31 Dec 2002 £'000	Turnover 31 Dec 2001 £'000	**Gross profit/(loss) (centre contribution) 31 Dec 2002 £'000**	Gross profit/(loss) (centre contribution) 31 Dec 2001 £'000
Geographic analysis				
UK and Ireland	**176,680**	215,188	**31,370**	56,916
Rest of Europe	**140,116**	151,879	**(20,633)**	9,132
Americas	**98,109**	124,096	**(45,490)**	(28,752)
Rest of World	**30,502**	33,459	**46**	2,595
	445,407	524,622	**(34,707)**	39,891
Total Group	**435,604**	512,633		
Total joint ventures	**9,803**	11,989		
Established centres	**408,121**	410,804	**(27,077)**	90,859
New centres	**27,483**	101,829	**(7,630)**	(50,968)
Total	**435,604**	512,633	**(34,707)**	39,891

	Operating profit/(loss) 31 Dec 2002 £000	Re-stated Operating profit/(loss) 31 Dec 2001 £'000	**Net assets/ (liabilities) As at 31 Dec 2002 £'000**	Net assets/ (liabilities) As at 31 Dec 2001 £'000
Geographic analysis				
United Kingdom and Ireland	**18,031**	44,267	**6,227**	46,932
Rest of Europe	**(39,514)**	(8,341)	**(76,478)**	(39,183)
Americas	**(86,179)**	(67,937)	**(137,421)**	(65,110)
Rest of World	**(3,274)**	(2,729)	**(31,716)**	(29,596)
Other*	**(25,440)**	(74,787)	**210,756**	175,749
	(136,376)	(109,527)	**(28,632)**	88,792
Total Group	**(130,879)**	(103,955)	**(27,009)**	87,698
Total joint ventures	**(5,497)**	(5,572)	**(1,623)**	1,094

Figures for 2001 have been re-stated to exclude internal management fees

* includes non-regional exceptional costs.

Exceptional charges to the profit and loss account for 2002 by region were: United Kingdom and Ireland credit £0.8 million (2001: £1.1 million); Rest of Europe £31.8 million (2001: £13.7 million); Americas £47.9 million (2001: £28.0 million); Rest of World £2.5 million (2001: £0.9 million); and, Other £10.7 million (2001: £46.8 million).

There is no difference between segmental information on an origin basis and on a destination basis.

The directors are of the opinion that the whole of the turnover is derived from the same class of business.

2 Loss on ordinary activities before tax

	31 Dec 2002 £'000	31 Dec 2001 £'000
Loss before tax is stated after charging:		
Depreciation of tangible fixed assets:		
– owned assets	**40,283**	47,827
– assets under finance leases	**16,113**	16,060
Goodwill amortisation	**238**	196
Loss/(profit) on sale of fixed assets	**894**	(32)
Operating leases:		
– property	**137,990**	191,842
– equipment	**7,198**	9,426
Audit fees:		
– company	**4**	5
– group	**611**	782
Non audit fees paid to the auditors and their associates:		
– UK companies	**–**	153
– Group	**250**	397
– Business disposal reporting	**130**	1,100
Exceptional items (note 3a)	**92,068**	90,546

Non-audit fees are primarily in respect of tax compliance services.

3(a) Exceptional items

Included in the results for the year to 31 December 2002 were pre-tax exceptional charges totalling £92.1 million (2001: £90.5 million) as follows:

	31 Dec 2002 £'000	31 Dec 2001 £'000
Cost of sales:		
Onerous leases, related closure & restructuring costs	**20,130**	37,955
Write-down of tangible assets	**36,842**	–
Administration expenses:		
Onerous leases, related closure & restructuring costs	**34,145**	4,955
Write-down of software assets	**–**	4,566
Impairment of acquisition goodwill	**4,002**	4,916
Impairment of investment in own shares	**–**	32,621
Aborted business sales and mergers	**722**	3,283
Non-recoverable Ryder Cup expenditure	**–**	2,250
Business interruption insurance receipt	**(3,773)**	–
	92,068	90,546

The impact of exceptional items on the tax charge is given in note 8.

3(b) Profit on the sale of group undertakings

In the year two group undertakings were sold which generated a £22.7 million profit. The most significant transaction was the sale of a 58% interest in the UK business to Alchemy Partners, which contributed £23.0 million. In addition the Romanian business was sold to a franchisee at a small loss of £0.3 million.

4 Profit and loss account of holding company

The loss for the financial year 2002 dealt with in the financial statements of the parent company, Regus plc, was £288,043,000 (December 2001: profit of £2,881,000).

Notes to the financial statements

for the year ended 31 December 2002 *continued*

5 Employees and directors

	31 Dec 2002 £'000	31 Dec 2001 £'000
Staff costs		
Wages and salaries	**58,318**	71,672
Social security costs	**7,958**	11,127
Pension costs	**504**	360
	66,780	83,159

The Group contributes to the personal pension schemes of a small number of employees. The amount which is included within creditors is £16,300 (2001: £18,000).

	31 Dec 2002 Number	31 Dec 2001 Number
Average number of people (including executive directors) employed		
Centre staff	**1,742**	1,923
Sales staff	**269**	363
Finance staff	**151**	170
Other staff	**124**	200
	2,286	2,656

	31 Dec 2002 £'000	31 Dec 2001 £'000
Directors		
Aggregate emoluments	**514**	562
Company pension payments to money purchase scheme	**48**	47
Highest-paid director		
Aggregate emoluments	**160**	229
Company pension payments to money purchase scheme	**13**	23

Retirement benefits are accruing to three directors under a money purchase scheme.

More detailed information on directors emoluments is provided in the report of the Remuneration Committee.

6 Net interest payable and other similar charges

	31 Dec 2002 £'000	31 Dec 2001 £'000
Interest payable on overdrafts and loans	**4,482**	842
Interest payable on finance leases	**2,700**	3,339
	7,182	4,181
Interest income	**(1,917)**	(3,877)
Share of joint venture net interest payable	**139**	250
Net interest payable and other similar charges	**5,404**	554

7 Taxation

	31 Dec 2002 £'000	31 Dec 2001 £'000
Current tax		
United Kingdom tax		
- Corporation tax	5,776	5,588
- Under provision in respect of prior years	212	–
Foreign tax		
- Corporation taxes	852	4,440
- Under provision in respect of prior years	188	–
Total current tax	7,028	10,028
Deferred tax		
Origination and reversal of timing differences	(1,548)	62
Total deferred tax	(1,548)	62
Total tax on loss on ordinary activities	5,480	10,090

Factors affecting the tax charge for the year

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the loss before tax is as follows:

	31 Dec 2002 £ '000	31 Dec 2001 £ '000
Loss on ordinary activities before tax	(119,064)	(110,081)
Tax on loss on ordinary activities at 30% (2001: 30%)	(35,719)	(33,024)
Effects of:		
Expenses not deductable for tax purposes	17,987	26,128
Profit on disposal of interests in group companies	(6,086)	–
Depreciation in excess of capital allowances	10,771	6,541
Utilisation of tax losses	(1,084)	(953)
Losses carried forward to future periods	20,684	17,938
Differences in tax rates on overseas earnings	75	(6,602)
Adjustment to tax charge in respect of previous periods	400	–
Total current tax	7,028	10,028

Factors that may affect future tax charge

No deferred tax has been provided on the unremitted accumulated reserves of the subsidiary undertakings as accumulated reserves of subsidiary undertakings are retained to finance their business. At 31 December 2002, the total unremitted accumulated reserves of the subsidiary undertakings were £15,525,000 (2001: £6,168,000).

The tax losses to carry forward against certain future overseas corporation tax liabilities have the following expiration dates:

	As at 31 Dec 2002 £ '000	As at 31 Dec 2001 £ '000
2002	–	727
2003	1,850	1,682
2004	11,504	12,395
2005	8,536	8,712
2006	6,487	7,848
2007	9,321	3,479
2008	95	3,350
2009 and later	120,156	62,898
	157,949	101,091
Available indefinitely	41,587	25,470
	199,536	126,561

Notes to the financial statements

for the year ended 31 December 2002 *continued*

8 Loss per share

Loss per share has been calculated by dividing the retained loss for the financial year by the weighted average number of ordinary shares in issue excluding those held under the employee share trust.

There were no adjustments to the retained loss for the year for the diluted loss per share computations.

The 2002 and 2001 diluted shares were not included in the computation of diluted loss per share due to losses in 2002 and 2001, resulting in options being antidilutive.

The following summarises the calculation of loss per share for the years ended 31 December 2002 and 2001:

			31 Dec 2002	31 Dec 2001
Loss for the year		(£'000)	**(123,399)**	(118,238)
Add: exceptional items & profit on business disposal		(£'000)	**69,352**	90,546
Less: tax on exceptional items		(£'000)	**–**	(1,614)
Loss for the year before exceptional items & profit on business disposal		(£'000)	**(54,047)**	(29,306)
Weighted average ordinary shares in issue	– basic and diluted	('000's)	**564,052**	563,528
Loss per ordinary share	– basic and diluted	(p)	**(21.9)**	(21.0)
Impact of exceptional items	– basic and diluted	(p)	**(12.3)**	(15.8)
Loss per ordinary share before exceptional items & profit on business disposal	– basic and diluted	(p)	**(9.6)**	(5.2)

9 Goodwill

	£'000
Cost	
At 1 January 2002	9,419
Additions	12
Exchange differences	(84)
At 31 December 2002	**9,347**
Amortisation	
At 1 January 2002	5,112
Charge for the period	238
Provision for impairment	4,002
Exchange differences	(5)
At 31 December 2002	**9,347**
Net book value at 31 December 2002	**–**
Net book value at 31 December 2001	4,307

In April 2001 the Group acquired three subsidiaries for a total consideration of £9.1 million, Stratis Business Centres Inc in the US and Satellite and Skyport Business Centres in the Netherlands, consisting of £5.7 million cash and shares of £3.4 million. The net liabilities of the companies at the date of acquisition were £0.3 million resulting in goodwill on acquisition of £9.4 million.There were no material fair value adjustments. Subsequently the Directors have determined that there has been a full impairment to the value of goodwill arising from these three acquisitions and, accordingly, it is prudent that the goodwill be written down.

10 Tangible fixed assets – Group

	Furniture and fittings £'000	Computers £'000	Motor vehicles £'000	Total £'000
Cost				
At 1 January 2002	354,427	32,426	288	387,141
Exchange differences	(10,221)	(686)	–	(10,907)
Additions	18,202	2,063	–	20,265
Business disposals	(136,873)	(6,963)	–	(143,836)
Other disposals	(3,680)	(4,881)	(160)	(8,721)
At 31 December 2002	**221,855**	**21,959**	**128**	**243,942**
Aggregate depreciation				
At 1 January 2002	123,986	20,677	179	144,842
Exchange differences	(3,294)	(448)	1	(3,741)
Charge for the period	49,069	7,290	37	56,396
Business disposals	(70,840)	(6,066)	–	(76,906)
Provision for impairment	36,842	–	–	36,842
Other disposals	(2,275)	(4,862)	(126)	(7,263)
At 31 December 2002	**133,488**	**16,591**	**91**	**150,170**
Net book value at 31 December 2002	**88,367**	**5,368**	**37**	**93,772**
Net book value at 31 December 2001	230,441	11,749	109	242,299

The impairment provision has been calculated as follows:

- where a centre has been identified for closure or partial closure the fixed assets concerned have been fully written down.
- for other centres with a negative EBITDA in 2002 and an anticipated negative EBITDA for 2003 the total fixed assets have been written down to the value of the expected cash flows for the five year period 2003 to 2007, discounted at a rate of 7%.

The net book value of tangible fixed assets includes amounts in respect of fixed assets held under finance leases as follows:

	Group 31 Dec 2002 £'000	Group 31 Dec 2001 £'000
Cost	**58,217**	96,282
Depreciation	**(28,114)**	(43,169)
Net book value	**30,103**	53,113

Notes to the financial statements

for the year ended 31 December 2002 *continued*

11 Investments

	Group Investment in own shares* £'000	Group Interest in associates £'000	Group Interest in joint ventures £'000	Group Other Investments £'000	Group Total £'000	Company Shares in Group undertakings £'000
At 1 January 2002	3,805	–	1,094	33	4,932	5,631
Exchange differences	–	–	(6)	(4)	(10)	–
Additions	–	12,458	746	–	13,204	6,205
Disposal	–	–	2,181	–	2,181	(5,631)
Provision for impairment	–	–	–	–	–	(6,204)
Share of retained losses	–	–	(5,638)	–	(5,638)	–
At 31 December 2002	**3,805**	**12,458**	**(1,623)**	**29**	**14,669**	**1**

* The nominal value of the Group's investment in own shares is £0.9 million. Note 22 provides details of the investment in own shares.

Details of investments in subsidiary companies are given on pages 52 to 53 of these accounts.

	Group 31 Dec 2002 £'000	Group 31 Dec 2001 £'000
Results of Regus UK		
Turnover	–	–
Profit before tax	–	–
Taxation	–	–
Profit after tax	–	–
Fixed Assets	**27,090**	–
Current Assets	**24,296**	–
Liabilities due within one year	**(38,520)**	–
Liabilities due after one year	**(408)**	–
Net assets	**12,458**	–

Regus UK became an associate on 31 December 2002 and hence, there are no material profit and loss items.

12 Debtors

	Group 31 Dec 2002 £'000	Group 31 Dec 2001 £'000	Company 31 Dec 2002 £'000	Company 31 Dec 2001 £'000
Amounts falling due within one year				
Trade debtors	**21,622**	45,103	**–**	–
Amounts owed by Group undertakings	**–**	–	**528**	–
Amounts owed by participating interest	**1,966**	4,136	**–**	–
Other debtors	**20,449**	30,144	**–**	–
Prepayments and accrued income	**10,331**	23,804	**206**	256
VAT recoverable	**4,657**	11,101	**–**	–
	59,025	114,288	**734**	256
Amounts falling due after one year				
Amounts owed by Group undertakings	**–**	–	**62,598**	274,235
Amounts owed by participating interest	**–**	3,000	**–**	–
	–	3,000	**62,598**	274,235
Total debtors	**59,025**	117,288	**63,332**	274,491

As at 31 December 2002 the provision for bad and doubtful debts was £2,442,000 after releasing £3,576,000 in respect of the UK disposal (2001: £2,858,000). An allowance for bad and doubtful debts is recorded at the end of each period based upon the expected collectability of all trade receivables.

An analysis of the bad and doubtful debt provision is as follows:

	Group 31 Dec 2002 £'000	Group 31 Dec 2001 £'000
Opening balance	**2,858**	1,701
Additional charges to profit and loss account	**3,243**	1,916
Provision utilisation	**(107)**	(724)
Provision released on sale of business	**(3,576)**	–
Exchange difference	**24**	(35)
Closing balance	**2,442**	**2,858**

Notes to the financial statements

for the year ended 31 December 2002 *continued*

13 Creditors – amounts falling due within one year

	Group 31 Dec 2002 £'000	Group 31 Dec 2001 £'000	Company 31 Dec 2002 £'000	Company 31 Dec 2001 £'000
Bank loans and overdrafts	**4,079**	6,018	**–**	10,865
Non-convertible bond	**–**	40,000	**–**	40,000
Loan from associate	**699**	724	**–**	–
Obligations under finance leases	**11,788**	14,909	**–**	–
Amounts owed to Group undertakings	**–**	-	**10,027**	–
Trade creditors	**29,188**	44,452	**–**	–
Customer deposits	**36,430**	72,584	**–**	–
Other tax and social security	**4,439**	12,364	**–**	–
Corporation tax	**10,529**	13,396	**1,162**	301
Deferred income	**20,351**	31,847	**–**	–
Deferred landlord contributions	**1,241**	7,195	**–**	–
Rent accruals	**37,424**	65,715	**–**	–
Other accruals	**18,150**	31,818	**–**	–
Other creditors	**3,645**	3,370	**653**	1,767
	177,963	344,392	**11,842**	52,933

Certain bank loans are secured on the assets of the applicable subsidiaries and bear interest at local commercial rates.
All other creditors are unsecured and non-interest bearing.

14 Creditors – amounts falling due after more than one year

	Group 31 Dec 2002 £'000	Group 31 Dec 2001 £'000
Bank loans	**5**	8
Loan from associate	**5,000**	–
Other loans	**1,262**	1,322
Obligations under finance leases	**13,393**	23,064
Accruals and deferred income	**98**	365
Other creditors	**38**	47
	19,796	24,806

Certain bank loans are secured on the assets of the applicable subsidiaries and bear interest at local commercial rates.
All other creditors are unsecured and non-interest bearing.
As at 31 December 2002 the Group had no other available credit facilities (2001: nil).

15 Maturity of debt

The maturity profile of the carrying amount of the Group's financial liabilities as at 31 December was as follows:

	Non-convertible bond 31 Dec 2002 £'000	Bank loans & overdrafts 31 Dec 2002 £'000	Other loans 31 Dec 2002 £'000	Finance leases 31 Dec 2002 £'000	Total 31 Dec 2002 £'000
Within one year	–	4,079	699	11,788	16,566
Between one and two years	–	4	225	7,654	7,883
Between two and five years	–	1	658	5,375	6,034
After five years	–	–	5,379	364	5,743
	–	4,084	6,961	25,181	36,226

	Non-convertible bond 31 Dec 2001 £'000	Bank loans and overdrafts 31 Dec 2001 £'000	Other loans 31 Dec 2001 £'000	Finance leases 31 Dec 2001 £'000	Total 31 Dec 2001 £'000
Within one year	40,000	6,018	724	14,909	61,651
Between one and two years	–	4	260	11,231	11,495
Between two and five years	–	4	716	11,196	11,916
After five years	–	–	346	637	983
	40,000	6,026	2,046	37,973	86,045

The following provides additional disclosure for bank loans, overdrafts and other loans:

	Group 31 Dec 2002 £'000	Group 31 Dec 2001 £'000	Company 31 Dec 2002 £'000	Company 31 Dec 2001 £'000
Within one year	4,778	46,742	–	50,865
Between one and two years	229	264	–	–
Between two and three years	203	221	–	–
Between three and four years	146	383	–	–
Between four and five years	310	116	–	–
After five years	5,379	346	–	–
	11,045	48,072	–	50,865

The following provides additional finance lease disclosure including the interest components of future minimum lease payments (Company: nil):

	Group 31 Dec 2002 £'000	Group 31 Dec 2001 £'000
Within one year	13,440	17,370
Between one and two years	8,656	12,597
Between two and three years	3,762	8,188
Between three and four years	1,050	3,403
Between four and five years	491	569
After five years	650	492
Total commitment	28,049	42,619
Less amounts representing interest	(2,868)	(4,646)
Present value of future minimum lease payments	25,181	37,973
Within one year	11,788	14,909
After one year	13,393	23,064

Notes to the financial statements

for the year ended 31 December 2002 *continued*

16 Provisions for liabilities and charges

	Group Deferred tax £'000	Group Onerous lease obligations £'000	Group Total £'000
At 1 January 2002	**856**	**27,446**	**28,302**
Provided in year	**–**	**50,785**	**50,785**
Utilised in year	**(1,506)**	**(19,250)**	**(20,756)**
Provisions released on sale of business	**–**	**(563)**	**(563)**
Exchange differences	**1**	**(527)**	**(526)**
At 31 December 2002	**(649)**	**57,891**	**57,242**
Amounts falling due within one year	**–**	**17,214**	**17,214**
Amounts falling due after one year	**(649)**	**40,677**	**40,028**

There is no unprovided deferred tax liability (note 7).

17 Called up share capital

	Group and Company 31 Dec 2002 £'000	Group and Company 31 Dec 2001 £'000
Authorised		
800,000,000 (2001: 800,000,000) Ordinary shares of 5p each	**40,000**	40,000
	40,000	40,000
Allotted, called up and fully paid		
582,193,517 (2001: 582,112,320) Ordinary shares of 5p each	**29,110**	29,106
	29,110	29,106

During 2002, 81,197 new ordinary shares of 5 pence each were issued in respect of exercised share options, see note 22.

As at 31 December 2002 warrants for 5,000,000 shares with an exercise price of 5p per share were held by the convertible debenture holders who took up the company's £40 million convertible bond offer in December 2001. These are exercisable at any time between 14 February 2003 and 14 February 2005. Warrants for 2,500,000 shares have been exercised so far in 2003.

18 Share premium account

	Group and Company (non distributable) £'000
At 1 January and 31 December 2002	**279,765**

19 Reserves

	Group Profit and loss £'000	Group Other (non distributable) £'000	Company Profit and loss £'000	Company Other (non distributable) £'000
At 1 January 2002	(224,482)	4,056	(20,645)	8,948
Loss for the year	(123,399)	–	(288,043)	–
Reclassify fair value of warrant interest to non-distributable reserves	–	2,450	–	2,450
Transfer to/from capital reserve	19	(19)	–	–
Revaluation reserve on formation of new group investment company			–	44,369
Exchange differences	4,087	21	(726)	–
At 31 December 2002	**(343,775)**	**6,508**	**(309,414)**	**55,767**

20 Cash flow statement

(a) Reconciliation of operating profit to net cash (outflow)/inflow from operating activities

	Group 31 Dec 2002 £'000	Group 31 Dec 2001 £'000
Continuing operating activities		
Group operating loss	**(130,879)**	(103,955)
Depreciation charge	**56,074**	63,887
Goodwill amortisation	**238**	196
Loss/(profit) on disposal of fixed assets	**894**	(32)
Impairment of goodwill	**4,002**	4,916
Impairment of fixed assets	**36,842**	12,166
Impairment of investment in own shares	**–**	41,395
Increase in provisions	**31,548**	28,165
Decrease/(increase) in stocks	**104**	(109)
Decrease in debtors	**25,114**	17,208
Decrease in creditors	**(34,720)**	(19,841)
Net cash (outflow)/inflow from continuing operating activities	**(10,783)**	43,996

The cash outflow includes a £16,603,000 outflow (2001: outflow £12,144,000) relating to the exceptional items charged during the year (see note 3(a)).

(b) Financing and management of liquid resources

	Group 31 Dec 2002 £'000	Group 31 Dec 2001 £'000
Management of liquid resources		
New cash deposits	**(18,603)**	(50,981)
Repayment of cash deposits	**74,029**	96,624
	55,426	45,643
Financing		
New loans	**5,850**	42,180
Repayment of loans	**(41,063)**	(4,566)
Payment of principal under finance leases	**(13,979)**	(16,793)
Issue of equity shares	**16,916**	1,985
Issue costs	**–**	(92)
	(32,276)	22,714

Notes to the financial statements

for the year ended 31 December 2002 *continued*

20 Cash flow statement *continued*

(c) Reconciliation of net cash flow to movement in net funds

	31 Dec 2002 £'000	31 Dec 2001 £'000
Increase/(decrease) in cash in the year	**6,279**	(7,569)
Cash outflow/(inflow) from change in borrowings and finance leases	**49,192**	(20,821)
Cash inflow from change in liquid resources	**(55,426)**	(45,643)
Change in net funds/borrowings resulting from cash flows	**45**	(74,033)
Business acquisitions and disposals	**(6,651)**	(783)
Other non-cash items:		
New finance leases	**(4,446)**	(22,901)
Translation difference	**2,407**	(1,267)
Movement in net funds/borrowings in the year	**(8,645)**	(98,984)
Net funds at 1 January	**31,029**	130,013
Net funds at 31 December	**22,384**	31,029

(d) Analysis of changes in net funds in the period

	At 1 January 2002 £'000	Cash flow £'000	Acquisitions £'000	Other Non-cash changes £'000	Exchange movements £'000	At 31 December 2002 £'000
Cash at bank and in hand	24,247	4,833	–	(2)	(13)	29,065
Overdrafts	(2,781)	1,446	–	–	82	(1,253)
	21,466	6,279	–	(2)	69	27,812
Debt due after 1 year	(1,330)	(5,671)	–	744	(9)	(6,266)
Debt due within 1 year	(43,961)	40,883	–	(745)	297	(3,526)
Finance leases due after 1 year	(23,064)	11,103	408	(2,898)	1,058	(13,393)
Finance leases due within 1 year	(14,909)	2,877	941	(1,547)	850	(11,788)
	(83,264)	49,192	1,349	(4,446)	2,196	(34,973)
Liquid resources	92,827	(55,426)	(8,000)	2	142	29,545
	31,029	45	(6,651)	(4,446)	2,407	22,384

Liquid resources at 31 December 2002 include cash held on deposit of which £2.6 million (2001: £3.2 million) relates to collateral against bank loans and £26.1 million (2001: £28.4 million) relates to deposits which are held by banks as security for the issuance of bank guarantees to support lease commitments by Regus operating companies. These amounts are blocked and are not available for use by the business.

There are arrangements in place where cash balances and deposits with banks in the UK and the Netherlands can be offset against overdrawn accounts in the same bank.

Non-cash changes comprise new finance leases and reclassifications between categories.

21 Financial instruments

Details of the role that financial instruments have had during the year in managing the risks that the Group faces are discussed in the financial review on page 8.

Short-term debtors and creditors and inter-company balances

Short term debtors and creditors and intercompany balances have been excluded from all the following disclosures other than the currency risk disclosure.

Interest rate risk and currency profile of financial liabilities and assets

The following table analyses the currency and interest rate composition of the Group's financial liabilities and assets, comprising gross borrowings and deposits where applicable.

31 December 2002

	At floating rates £'000	At fixed rates £'000	Non-interest bearing £'000	Total £'000	Weighted average fixed interest rate %	Weighted average period for which rate is fixed Years
Financial liabilities						
Euro	(1,533)	(5,036)	–	(6,569)	7.7	1.9
Japanese Yen	–	(547)	–	(547)	6.6	0.6
Sterling	(5,000)	–	–	(5,000)	–	–
US Dollar	(745)	(18,645)	–	(19,390)	8.8	1.2
Others	(3,767)	(953)	–	(4,720)	11.0	2.3
	(11,045)	(25,181)	–	(36,226)		
Financial assets						
Chinese Rmb	731	–	–	731	–	–
Euro	15,978	–	–	15,978	–	–
Japanese Yen	372	–	–	372	–	–
Sterling	30,046	–	–	30,046	–	–
US Dollar	5,578	–	–	5,578	–	–
Others	5,905	–	–	5,905	–	–
	58,610	–	–	58,610		
	47,565	(25,181)	–	22,384		
Of which:						
Liquid resources	29,545	–	–	29,545		
Gross borrowings	(11,045)	(25,181)	–	(36,226)		
Cash	29,065	–	–	29,065		
	47,565	(25,181)	–	22,384		

Notes to the financial statements

for the year ended 31 December 2002 *continued*

21 Financial instruments *continued*

31 December 2001

	At floating rates £'000	At fixed rates £'000	Non-interest bearing £'000	Total £'000	Weighted average fixed interest rate %	Weighted average period for which rate is fixed Years
Financial liabilities						
Euro	(3,380)	(5,552)	–	(8,932)	7.7	2.3
Japanese Yen	–	(1,067)	–	(1,067)	6.6	1.3
Sterling	–	(42,926)	–	(42,926)	5.5	1.0
US Dollar	–	(28,428)	–	(28,428)	8.8	2.0
Others	(4,692)	–	–	(4,692)	11.0	2.4
	(8,072)	(77,973)	–	(86,045)		
Financial assets						
Australian Dollar	812	–	–	812	–	–
Euro	21,518	–	–	21,518	–	–
Japanese Yen	511	–	–	511	–	–
Sterling	80,904	–	–	80,904	–	–
US Dollar	8,511	–	–	8,511	–	–
Others	4,818	–	–	4,818	–	–
	117,074	–	–	117,074		
	109,002	(77,973)	–	31,029		
Of which:						
Liquid resources	92,827	–	–	92,827		
Gross borrowings	(8,072)	(77,973)	–	(86,045)		
Cash	24,247	–	–	24,247		
	109,002	(77,973)	–	31,029		

21 Financial instruments *continued*

Maturity analysis of undrawn committed borrowing facilities

The Group had no undrawn committed borrowing facilities available at 31 December 2002.

Currency exposure

As explained in the Financial Review, to mitigate the effect of the currency exposures arising from its net investments overseas the Group borrows, where appropriate, in the local currencies arising from its net investments. Gains and losses arising on net investments overseas are recognised in the statement of total recognised gains and losses.

The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

31 December 2002

	Net foreign currency monetary assets/(liabilities)					
Functional currency of Group operation	**Euro £'000**	**Japanese Yen £'000**	**Sterling £'000**	**US Dollar £'000**	**Others £'000**	**Total £'000**
Euro	**–**	**–**	**(82)**	**135**	**(176)**	**(123)**
Sterling	**(8,742)**	**–**	**–**	**(1,586)**	**2,225**	**(8,103)**
US Dollar	**(3)**	**–**	**–**	**–**	**242**	**239**
Others	**(4,538)**	**–**	**1**	**(3,217)**	**(692)**	**(8,446)**
	(13,283)	**–**	**(81)**	**(4,668)**	**1,599**	**(16,433)**

31 December 2001

	Net foreign currency monetary assets/(liabilities)					
Functional currency of Group operation	Euro £'000	Japanese Yen £'000	Sterling £'000	US Dollar £'000	Others £'000	Total £'000
Euro	–	10,976	(56)	66,572	2,053	79,545
Sterling	817	–	–	(3,349)	6,458	3,926
US Dollar	(43)	–	–	–	1,196	1,153
Others	(4,123)	–	(137)	(7,712)	(1,245)	(13,217)
	(3,349)	10,976	(193)	55,511	8,462	71,407

Notes to the financial statements

for the year ended 31 December 2002 *continued*

21 Financial instruments *continued*

Fair value disclosures

The following table provides a comparison by category of the carrying amounts and the fair value of the Group's financial assets and liabilities at 31 December.

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale, and excludes accrued interest.

Set out below the table is a summary of the methods and assumptions used for each category of financial instrument.

	Book value 31 Dec 2002 £'000	**Fair value 31 Dec 2002 £'000**	Book value 31 Dec 2001 £'000	Fair value 31 Dec 2001 £'000
Primary financial instruments held or issued to finance the Group's operations				
Short-term borrowings	**(16,567)**	**(15,504)**	(61,651)	(60,499)
Long-term borrowings	**(19,659)**	**(15,899)**	(24,394)	(17,712)
Short-term deposits	**29,545**	**29,545**	92,827	92,827
Cash at bank and in hand	**29,065**	**29,065**	24,247	24,247

Summary of methods and assumptions

Forward foreign currency contracts and currency options

Fair value is based on market price of comparable instruments at the balance sheet date.

Short-term deposits and borrowings

The fair value of short-term deposits, loans and overdrafts approximates to the carrying value because of the short maturity of these instruments. The fair value of finance leases has been calculated by discounting future cash flows at the Group's weighted average cost of capital.

Long-term borrowings

The fair value of bank loans and other loans approximates to the carrying value because the majority are floating rate where payments are reset to market rates at intervals of less than one year. The fair value of finance leases has been calculated by discounting future cash flows at the Group's weighted average cost of capital.

Hedges

There were no off-balance sheet (unrecognised) or on-balance sheet (deferred) gains or losses in respect of financial instruments used as hedges at the end of the year.

22 Employee share ownership plan ("ESOP")

During 1999 the Group established the Regus Employee Trust. The Trustee is Mourant & Co Trustees Limited which is an independent professional trust company residing in Jersey. The trust is a discretionary trust for the benefit of employees (including directors). The ESOP provides for the issue of options and the payment of bonuses to the Group's employees (including directors) at the discretion of the Company. Regus plc is not deemed to be the sponsor of the ESOP for the purposes of UITF 17. The Trustee is not entitled to receive dividends.

At 31 December 2002 the trust held 18,120,670 shares in Regus plc (note 11). The market value at 31 December 2002 was £1.9 million. Costs incurred by the trust are expensed in the profit and loss account. The trust has subsequently sold 12 millions shares.

At 31 December 2002 awards over a total of 23,809,949 (December 2001: 25,317,932) shares, net of lapses, had been granted to employees. The awards have been issued in fourteen tranches and some of the awards had been granted subject to the performance of the group (performance awards). Details of the awards are provided below:

Award Type	Date exercisable	Exercise price £	31 December 2001 Number of awards	New Awards	Lapses	Exercised awards	**31 December 2002 Number of awards**
Performance awards	1 January 03 to 1 January 07	1.455	8,312,868	–	(325,430)	–	**7,987,438**
	1 January 04 to 1 January 08	2.600	971,034	–	(12,506)	–	**958,528**
	26 March 04 to 26 March 06	2.560	1,391,537	–	(470,418)	–	**921,119**
	8 June 04 to 26 March 06	2.560	301,491	–	(42,967)	–	**258,524**
	8 June 04 to 26 March 06	2.275	84,876	–	–	–	**84,876**
	29 August 04	0.475	50,000	–	–	–	**50,000**
	12 November 04	0.335	195,000	–	–	–	**195,000**
	31 December 05 to 28 August 12	0.068	–	500,000	–	–	**500,000**
Non-performance awards	1 January 03 to 1 January 07	1.455	5,916,803	–	(700,689)	–	**5,216,114**
	1 January 03 to 1 January 06	0.050	3,160,555	–	(245,812)	(81,197)	**2,833,546**
	1 January 04 to 1 January 08	2.600	1,728,768	–	(290,562)	–	**1,438,206**
	29 August 04	0.475	50,000	–	–	–	**50,000**
	12 November 04	0.335	3,155,000	–	(130,000)	–	**3,025,000**
	28 February 05 to 27 February 12	0.248	–	155,000	–	–	**155,000**
	28 March 05 to 27 March 12	0.440	–	55,512	–	–	**55,512**
	30 May 05 to 29 May 12	0.385	–	81,086	–	–	**81,086**
			25,317,932	791,598	(2,218,384)	(81,197)	**23,809,949**

In addition at 31 December 2002, awards over 623,215 American Depository Shares (December 2001: 547,369), net of lapses, had been granted to employees. The awards have been issued in six tranches and some of the awards had been granted subject to the performance of the group (performance awards). Details of the awards are provided below:

Award Type	Date exercisable	Exercise price $	31 December 2001 Number of awards	New Awards	Lapses	Exercised awards	**31 December 2002 Number of awards**
Performance awards	26 March 04 to 26 March 06	18.188	134,741	–	(63,096)	–	**71,645**
	8 June 04 to 26 March 06	18.188	99,679	–	(42,058)	–	**57,621**
	8 June 04 to 26 March 06	16.200	83,949	–	–	–	**83,949**
	29 August 04	3.290	73,000	–	–	–	**73,000**
	31 December 05 to 29 May 09	2.810	–	200,000	–	–	**200,000**
Non-performance awards	29 August 04	3.290	20,000	–	(10,000)	–	**10,000**
	12 November 04	2.300	136,000	–	(10,000)	–	**126,000**
	29 February 05 to 27 February 12	2.000	–	1,000	–	–	**1,000**
			547,369	201,000	(125,154)	–	**623,215**

The Group also operates a SAYE share ownership plan however the number of shares involved is immaterial.

Notes to the financial statements

for the year ended 31 December 2002 *continued*

23 Capital commitments

	Group 31 Dec 2002 £'000	Group 31 Dec 2001 £'000	Company 31 Dec 2002 £'000	Company 31 Dec 2001 £'000
Contracts placed for future capital expenditure not provided in the financial statements	**925**	5,246	**–**	–

24 Operating lease commitments

At 31 December 2002 the Group had lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years.

	Property 31 Dec 2002 £'000	Vehicles, plant and equipment 31 Dec 2002 £'000	Total 31 Dec 2002 £'000	Property 31 Dec 2001 £'000	Vehicles, plant and equipment 31 Dec 2001 £'000	Total 31 Dec 2001 £'000
Annual commitments under non-cancellable operating leases expiring:						
Within one year	**2,282**	**946**	**3,228**	4,285	1,311	5,596
Between one and five years	**64,970**	**4,525**	**69,495**	54,452	4,012	58,464
After five years	**79,777**	**205**	**79,982**	157,112	182	157,294
	147,029	**5,676**	**152,705**	215,849	5,505	221,354

	31 Dec 2002 Total £'000	31 Dec 2001 Total £'000
Minimum future lease payments under non-cancellable operating leases:		
Amounts due within one year	**152,705**	221,354
Amounts due between one and two years	**146,038**	217,154
Amounts due between two and three years	**138,232**	202,742
Amounts due between three and four years	**117,317**	189,295
Amounts due between four and five years	**98,014**	171,033
Amounts due after five years	**243,823**	748,401
	896,129	1,749,979

25 Contingent liabilities

The Group has bank guarantees and letters of credit held with certain banks totalling £26,134,000 (2001: £28,358,000).
The Company also acts as a guarantor for certain obligations of other subsidiary entities.
At 31 December 2002 the Group had received a number of claims, principally from landlords relating to the terms of building leases.
Where appropriate the Directors have made provisions.

26 Related party transactions

During the year ended 31 December 2002 the Group received management fees of £1.3 million (2001: £4.2 million) from its joint venture entities as listed on pages 52 and 53. At 31 December 2002, £2.0 million (2001: £4.1 million) was due to the Group from the joint ventures.

27 Post balance sheet events

On 14 January 2003 Regus' US subsidiaries, Regus Business Centre Corp ("Regus US") and Stratis Business Centers Inc ("Stratis"), each filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code in the Court of the Southern District of New York. Regus plc and Regus Business Centre BV, which are holding companies for the Regus Group and have both given guarantees in relation to certain leasehold liabilities of the US business, also filed for relief under Chapter 11. Regus plc and Regus Business Centres BV are not engaged in any form of administrative proceedings or other arrangement with creditors outside the US.

Similarly, on 22 April 2003, one of the Group's German subsidiaries was placed in voluntary administration which subsequently may become an insolvent liquidation.

28 Ultimate parent company and controlling party

Maxon Investments BV, a company incorporated in the Netherlands, is considered as the ultimate parent company. Mr M L J Dixon is considered the ultimate controlling party by virtue of his effective controlling interest in the equity shares of the Company via Maxon Investments BV.

Principal Group companies

Name of Group entity	Country of incorporation	% of equity and votes held
Regus Business Centre SA	Argentina	100
Regus Centres Pty Ltd	Australia	100
Regus Asia Pacific Pty Ltd	Australia	100
Regus Business Centre GmbH	Austria	100
Regus Belgium NV	Belgium	100
Skyport International BV	Belgium	100
Regus Do Brasil Ltda	Brazil	100
Regus Business Centre Ltd	Canada	100
Regus Business Centre Chile Ltda	Chile	100
Regus Business Service Co Ltd	China	95
Regus Business Services (Shanghai) Ltd	China	100
Regus Copenhagen ApS	Denmark	100
Regus Business Centre (Egypt)	Egypt	100
Regus Business Centres (Holdings) Ltd	England	100
Regus Business Centre Trading Ltd +	England	100
Regus Management Ltd	England	100
Regus Holdings (UK) Ltd	England	42
Regus Finland Oy	Finland	100
Regus Roissy SA	France	100
Regus Business Centre GmbH	Germany	100
Regus GmbH & Co KG	Germany	100
RBC Deutschland GmbH	Germany	100
Regus Verwaltungs GmbH	Germany	100
Regus Hellas SA	Greece	100
Regus Business Centre Ltd	Hong Kong	100
Regus Central Europe Trading and Servicing Ltd	Hungary	100
Regus Kft	Hungary	100
Europa Business Centre Ltd	Ireland	100
Regus Ireland Ltd	Ireland	100
Regus Finance	Ireland	100
Regus Franchise International Ltd	Ireland	100
Regus Business Centres Ltd	Israel	100
Regus Business Centre Srl	Italy	100
Regus Milano Centrale Business Centre S.p.A +++	Italy	65
Regus Japan KK	Japan	100
SIA Regus Business Centre	Latvia	100
Regus Luxembourg SA	Luxembourg	100
Regus Centres Sdn Bhd	Malaysia	100
Regus Business Centre SA de CV	Mexico	100
Regus Services SA de CV	Mexico	100
Regus Maroc SARL	Morocco	100
Regus Amsterdam BV	Netherlands	100
Regus Business Centre BV	Netherlands	100

Name of Group entity	Country of incorporation	% of equity and votes held
Regus International Holdings BV ++	Netherlands	60
Satellite Business Centre Schiphol BV	Netherlands	100
Skyport Business Services BV	Netherlands	100
Regus Business Centre Oslo AS	Norway	100
Regus Business Centre (Panama) SA	Panama	100
Regus Business Centre (Peru) SA	Peru	100
Regus Centres Inc	Philippines	100
Regus Business Centre SP zoo	Poland	100
Regus Business Centre Lda	Portugal	100
LLC Regus Business Centre	Russia	100
Regus Centres Pte Ltd	Singapore	100
Regus Business Services Marina Pte Ltd	Singapore	100
Regus Singapore Business Centre Pte Ltd	Singapore	100
Regus Business Centre Bratislava sro	Slovakia	100
Regus Business Centre SA	Spain	100
Business Centre Gothenburg AB	Sweden	100
Business Centre Stockholm AB	Sweden	100
Business Centre Sweden AB	Sweden	100
Regus Business Centre (S) SA	Switzerland	100
Regus Business Centre (Tanzania) Ltd	Tanzania	100
Regus Centres (Thailand) Ltd	Thailand	100
Regus Tunisie SARL	Tunisia	100
Regus Is Merkezi Isletmeciligi Ltd Sirketi	Turkey	100
Regus Business Centres (Ukraine)	Ukraine	100
Regus International Services SAFI	Uruguay	100
Regus Business Centre Corp	USA	100
Regus Crescent Business Centres LLC +++	USA	50
Regus Equity Business Centres LLC +++	USA	50
Regus Business Centre Latin LLC	USA	100
Stratis Business Centres Inc	USA	100
Regus Centre (Vietnam) Ltd	Vietnam	100

Investments in Group undertakings are held at cost all of which are included within the consolidated results. Shares listed above are held directly by Regus plc. where indicated by an asterisk.

Other than Regus Business Centre BV, Regus Business Centres (Holdings) Ltd, Regus Finance, Regus Investments Ltd, Regus Asia Pacific Ltd, Regus Holdings UK Ltd and Regus International Services SAFI which are investment holding companies and Regus Management Ltd which is a management company employing head office staff, the principal activity of all other companies is the provision of fully services business centres.

+ Our Azerbaijan business operates as a branch of this company.

++ Our South African business operates as a branch of this company.

+++ These are joint ventures.

Shareholder information

Annual General Meeting
The Annual General Meeting will be held at Regus City Point, 1 Ropemaker Street, London EC2Y 9HT, at 10.00am on Wednesday 9 July 2003.
The proxy card accompanies this report.

Registrar
Administrative enquiries about the holding of Regus shares should be directed in the first instance to the Registrar whose address is:

Capita IRG Plc
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom

Tel: +44 (0) 20 8639 2000
www.capita-irg.com

American Depositary Receipts (ADRs)
In the US, the Company's ordinary shares are traded in the form of American Depositary Receipts, evidenced by ADRs.

Each ADR represents five ordinary shares in Regus plc. Morgan Guaranty Trust Company of New York is the authorised Depositary Bank for the Regus ADR Programme. For enquiries on the ADR service please contact our representatives at:

Morgan Guaranty Trust Company of New York
PO Box 842006
Boston
MA 02284-2006
USA

Tel: +1 781 575 4328

Investor relations
For investor enquiries, please contact:

Stephen Jolly
Group Communications Director
Regus plc
3000 Hillswood Drive
Chertsey
KT16 0RS
United Kingdom

by telephone
+44 (0) 1932 895 135

by fax
+44 (0) 1932 895 262

by email
stephen.jolly@regus.com

Unsolicited mail
The Company is obliged by law to make its share register available to other organisations who may then use it for a mailing list. If you wish to limit the receipt of unsolicited mail you may do so by writing to:

The Mail Preference Service (MPS)
Freepost 22
London W1E 7EZ
United Kingdom

Tel: +44 (0) 845 703 4599

MPS will then notify the organisations which support its service that you do not wish to receive unsolicited mail.

Further information
Information about Regus may be found on the Regus website at:

www.regus.com, or telephone +44 (0) 845 303 3004 (international direct dial).

Registered office
Regus plc
3000 Hillswood Drive
Chertsey
Surrey KT16 0RS
United Kingdom

Registered number 3548821

Tel: +44 (0) 1932 895 000
Fax: +44 (0) 1932 895 001

AGM Notice

Dear shareholder

Annual General Meeting

I am pleased to give you information about the Annual General Meeting, to be held at City Point, 1 Ropemaker Street, London EC2Y 9HT at 10.00am on Wednesday 9 July 2003.

Action to be taken

A form of proxy is enclosed for you to complete according to the instructions printed on it and to send to the Company's registrar, Capita IRG Plc, PO Box 25, Beckenham, Kent BR3 4BR, to arrive no later than 10.00am on 7 July 2003. You will not be prevented from attending and voting at the meeting, if you subsequently find that you are able to do so.

Location of the meeting

The meeting is to be held at City Point in the Regus Conference Centre on the 9th floor. Further details are provided on page 59.

Recommendation

We, your directors, consider that all of the resolutions set out in the Notice of Annual General Meeting are in the best interests of shareholders and recommended that you vote in their favour, as we shall regarding our own shareholdings.

Yours faithfully



John Matthews
Chairman

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Regus plc will be held at City Point, 1 Ropemaker Street, London EC2Y 9HT, on Wednesday 9 July at 10.00am to consider and, if thought fit, pass the following resolutions:

Ordinary business

1 Report and accounts

To receive the report of the directors and the financial statements for the year ended 31 December 2002 together with the report of the auditors.

2 Re-election of directors

To re-elect each of Martin Robinson, John Matthews and Mark Dixon as directors of the Company.

3 Re-appointment of auditors

To re-appoint KPMG as auditors to the Company and to authorise the directors to determine the auditors' remuneration for the year.

4 Remuneration report

To approve the directors' remuneration report for the year ended 31 December 2002.

Special business

To consider and, if thought fit, pass the following resolutions of which Resolution 5 will be proposed as an ordinary resolution and Resolutions 6 and 7 will be proposed as special resolutions:

5 Directors' authority to allot ordinary shares

That the directors be and are hereby authorised, generally and unconditionally, for the purposes of Section 80 of the Companies Act 1985, to exercise all powers of the Company to allot relevant securities up to the aggregate nominal amount of £9,748,776, being the lesser of (i) the Company's authorised but unissued share capital at the date of the resolution and (ii) the sum of (a) one-third of the Company's issued ordinary share capital at the date of the

AGM Notice *continued*

resolution and (b) any amounts outstanding at the date of the resolution which have previously been approved by shareholders to satisfy the Company's obligations to issue shares. The Company may make any offer or agreement prior to the expiry of this authority which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities after such expiry in accordance with this authority in pursuance of such offer or agreement. This authority shall expire immediately prior to the fifth anniversary of the passing of this resolution. All unexercised authorities vested in the directors immediately prior to the general meeting at which this resolution is passed to allot relevant securities are hereby revoked. Expressions used in this resolution which are defined in the Companies Act 1985 shall have the same meaning as used herein.

6 Directors' power to disapply pre-emption rights

That if Resolution 5 is passed as an ordinary resolution, the directors be and are hereby empowered in accordance with section 95(1) of the Companies Act 1985 from time to time to allot equity securities pursuant to the general authority referred to in Resolution 4 to such persons and in such manner as the directors may think fit as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:

(i) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of shareholders and in favour of holders of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of such persons on a fixed record date proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and

(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to the aggregate nominal amount of £2,924,633 being 10% of the ordinary share capital in issue at 30 May 2003.

This power shall enable the Company to make any offer or agreement before the expiry of such general authority which would or might require securities to be allotted after such expiry and the directors may allot equity securities after such expiry pursuant to any such offer or agreement. Expressions used in this resolution which are defined in the Companies Act 1985 shall have the same meanings as used herein. This authority shall expire immediately prior to the fifth anniversary of the passing of this resolution.

7 Company's authority to purchase ordinary shares

That the Company be and is hereby unconditionally and generally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of that Act) of ordinary shares of the Company provided that:

(i) the maximum number of shares which may be purchased is 58,492,660;

(ii) the minimum price which may be paid is the nominal value of each share;

(iii) the maximum price which may be paid for a share is an amount equal to 105% of the average of the middle market quotations of the Company's ordinary shares as derived from the Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased;

(iv) this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2004 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

Registered Office:
3000 Hillswood Drive, Chertsey, Surrey KT16 ORS

By order of the Board
T S J Regan
Company Secretary
4 June 2003

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of the member. A proxy need not be a member of the Company.

Explanatory notes to the resolutions

Resolution 1 - Report and accounts

The directors are required to present to the Annual General Meeting, the directors' and auditors' reports and the accounts of the Company for the year ended 31 December 2002.

Resolution 2 - Re-election of directors

The Company's Articles of Association require that any director appointed since the last Annual General Meeting and, additionally, one-third in number of the directors must retire by rotation (including those directors who have held office at the time of the preceding two Annual General Meetings and who did not retire at either of them).
In accordance with the Articles of Association, Martin Robinson, John Matthews and Mark Dixon shall retire.

All the retiring directors offer themselves for re-election. Brief details of all the directors, including those seeking re-election at the meeting, are to be found in this Annual Report and Accounts.

Resolution 3 - Re-appointment of auditors

The auditors of a company must be appointed at each general meeting at which accounts are presented.

Resolution 3 proposes the re-appointment of the Company's existing auditors KPMG for a further year. The resolution also gives authority to the directors to determine the auditors' remuneration.

Resolution 4 - Remuneration report

New legislation which came into effect in August 2002 requires all listed companies with financial years ending on or after 31 December 2002 to put their directors' remuneration report to a vote by shareholders. Accordingly, a resolution is proposed to approve the remuneration report set out on pages 15 to 19 of the Report and Accounts.

Resolution 5 - Directors' authority to allot ordinary shares

Under Section 80 of the Companies Act 1985, the directors require the authority of shareholders in general meeting to allot unissued shares of the Company and this resolution seeks to renew the authority last granted to the directors at the 2002 Annual General Meeting. Although this authority is not due to expire until the fifth anniversary of the date of the passing of the resolution, the directors consider it appropriate, and in line with current practice, to seek renewal of the authority on an annual basis. Accordingly, the directors seek the authority to allot, at their discretion, an amount of relevant securities up to the aggregate nominal amount of £9,748,776 being one-third of the issued ordinary share capital of the Company at the date of the resolution. The directors do not have any present intention of exercising this authority other than in respect of the Company's share option schemes and if necessary to satisfy the consideration payable for businesses acquired or to be acquired.
This authority supersedes all previous authorities and the directors intend to seek its renewal at next year's Annual General Meeting.

AGM Notice *continued*

Resolution 6 - Directors' power to disapply pre-emption rights

Under Section 95 of the Companies Act 1985, the directors require the authority of shareholders in general meeting to disapply section 89 of the Companies Act 1985 so that they can allot authorised but unissued shares in the Company for cash other than to existing holders of ordinary shares pro rata to their holdings or alternatively, should appropriate circumstances arise, allot shares in connection with a rights issue (subject to certain limited exclusions for arrangements). At the present time there is no intention to exercise such authority.

The directors intend to seek renewal of the authority given by Resolution 6 at next year's Annual General Meeting.

Resolution 7 - Authority to purchase own shares

In certain circumstances, it may be advantageous for the Company to purchase its own ordinary shares and Resolution 7 seeks authority from the shareholders to make such purchases in the market. The directors consider it desirable for this general authority to be available to provide additional flexibility in the management of the Company's capital resources. The directors have no specific intention of using such authority and would do so only when, in the light of market conditions prevailing at the time, they believe that the effect of such purchases is in the best interests of shareholders generally. Any shares purchased under this authority will be cancelled and the number of shares in issue will be reduced accordingly.

Resolution 6 specifies the maximum number of shares which may be purchased (representing up to 10% of the Company's ordinary share capital in issue as at 8 March 2002) and the minimum and maximum prices at which they may be bought. The authority given by Resolution 7 will last until the conclusion of next year's Annual General Meeting (or, if earlier, 15 months from 9 July 2003 being the date of the passing of the present resolutions). The directors intend to seek renewal of this power at subsequent Annual General Meetings.

Information for shareholders and other participants

This section provides information for shareholders and other "participants" who have the rights in connection with this meeting.

Shareholders

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the time by which a person must be entered on the register of members in order to have the right to attend or vote at the Annual General Meeting is 10.00am on Monday 7 July 2003. Entries in the register after that time will be disregarded in determining the rights of any person to attend or vote at the meeting. Such a shareholder is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him or her.
A proxy need not be a shareholder of the Company.
A prepaid proxy card is enclosed and, to be valid, it must be completed according to the instructions printed on it and sent to the Company's registrar Capita IRG Plc, PO Box 25, Beckenham, Kent BR3 4BR, to arrive no later than 10.00am on Monday 7 July 2003.

Shareholders who return completed proxy voting forms may still attend the meeting instead of their proxies and vote in person if they wish. In the event of a poll in which the shareholders votes in person, his/her proxy votes lodged with the Company will be excluded.

Regus plc Employee Trust

If you only hold shares through the Regus plc Employee Trust, you cannot participate in the Annual General Meeting.

Documents

Copies of the following items will be available for inspection at the registered office of the Company during normal business hours on any weekday excluding Saturdays, Sundays and public holidays, from the date of this notice until the date of the meeting. They will also be available for inspection at the place of the meeting for a period of at least 15 minutes before the meeting and until the conclusion of the meeting:

- The register of members;
- The register of directors' shareholdings;
- Directors' service contracts;
- Memorandum of Association;
- The Company's current Articles of Association.

9.00am Doors open to shareholder registration desk and reception area

9.15am Auditorium opens

10.00am The Annual General Meeting begins

Shareholders will be asked to vote on each of the resolutions set out in this Notice of Annual General Meeting. Shareholders will have an opportunity to ask questions at the meeting.

Who may attend ?

Only shareholders and their proxies are entitled to attend the meeting. Non-shareholders will be admitted, as non-participating observers, at the discretion of the Company.

Admission

You will be asked to register at the shareholder reception desk. If you have been appointed as a shareholder proxy, you should make this fact known to the shareholder reception desk.

Security

Shareholders are reminded that briefcases, cameras, laptop computers, tape-recorders, etc. are not allowed in the meeting room. We also ask that mobile phones be switched off during the meeting.

About the meeting

At the meeting you will be asked to vote on the resolutions which are set out in this Notice of Meeting. Explanatory notes are also provided. You may therefore find it helpful to bring this document with you. However, you do not need to bring any other documents. During the meeting the Chairman will give shareholders the opportunity to ask questions.

Smoking

Smoking is not permitted in the building.

The Annual General Meeting will be held on Wednesday 9 July 2003 at 10.00am. The venue is the Regus Conference Centre at City Point, 1 Ropemaker Street, London, EC2Y 9HT, and is on the 9th floor of the tower, accessible by lifts from the ground floor.

Five-year summary

Profit and loss data	31 Dec 1998	31 Dec 1999	31 Dec 2000	31 Dec 2001	**31 Dec 2002**
	£m	£m	£m	£m	**£m**
Turnover (including share of joint ventures)	111.6	200.6	429.2	524.6	**445.4**
Less: share of turnover of joint ventures	–	–	(8.1)	(12.0)	**(9.8)**
Turnover	111.6	200.6	421.1	512.6	**435.6**
Cost of sales (centre costs) before exceptional items	(97.2)	(183.5)	(320.8)	(434.7)	**(413.3)**
Exceptional cost of sales	–	–	–	(38.0)	**(57.0)**
Cost of sales (centre costs) after exceptional items	(97.2)	(183.5)	(320.8)	(472.7)	**(470.3)**
Gross (loss)/profit (centre contribution)	14.4	17.1	100.3	39.9	**(34.7)**
Administration expenses before exceptional items	(29.6)	(60.0)	(86.9)	(91.3)	**(61.1)**
Exceptional items	–	(5.1)	(9.5)	(52.5)	**(35.1)**
Administration expenses after exceptional items	(29.6)	(65.1)	(96.4)	(143.8)	**(96.2)**
Group operating (loss)/profit	(15.2)	(48.0)	3.9	(103.9)	**(130.9)**
Share of operating loss in joint ventures	–	(0.1)	(1.0)	(5.6)	**(5.5)**
Total operating (loss)/profit: Group and share of joint ventures	(15.2)	(48.1)	2.9	(109.5)	**(136.4)**
Profit on sale of group undertakings	–	–	–	–	**22.7**
(Loss)/profit on ordinary activities before interest	(15.2)	(48.1)	2.9	(109.5)	**(113.7)**
Net interest payable and similar charges	(2.0)	(6.8)	(6.8)	(0.6)	**(5.4)**
Loss on ordinary activities before tax	(17.2)	(54.9)	(3.9)	(110.1)	**(119.1)**
Tax on loss on ordinary activities	(0.8)	(1.5)	(9.9)	(10.1)	**(5.5)**
Loss on ordinary activities after tax	(18.0)	(56.4)	(13.8)	(120.2)	**(124.6)**
Minority interests	0.1	–	0.3	1.9	**1.2**
Retained loss for the financial period	(17.9)	(56.4)	(13.5)	(118.3)	**(123.4)**
Loss per ordinary share:					
Basic and diluted (p)	(4.2)	(12.0)	(2.7)	(21.0)	**(21.9)**
Weighted average number of shares outstanding (thousands)	427,729	469,486	497,889	563,528	**564,052**

Balance sheet data (at year end):	31 Dec 1998	31 Dec 1999	31 Dec 2000	31 Dec 2001	**31 Dec 2002**
Fixed assets and investments	54.7	126.8	244.6	251.5	**110.1**
Cash	48.0	72.1	169.8	117.1	**58.6**
Total assets	142.2	268.3	544.4	486.3	**228.0**
Creditors: amount falling due within one year	(99.3)	(189.9)	(317.9)	(344.4)	**(178.0)**
Creditors: amounts falling due after more than one year	(29.1)	(102.4)	(23.8)	(53.1)	**(78.7)**
Equity minority interests	(0.2)	(0.2)	(0.4)	0.4	**(0.2)**
Equity shareholders' (deficit)/funds	13.9	(23.7)	203.1	88.4	**(28.4)**

THE "SAFE HARBOUR" STATEMENT UNDER THE US PRIVATE SECURITIES REFORM ACT OF 1995

This Annual Report contains statements concerning the Group's business, financial condition, results of operations and certain of the Group's plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: the Group's future cash flow position, the Group's cost reduction programme, expectations regarding sales, trading profit and growth, the Group's possible or assumed future results of operations and/or those of the Group's associates and joint ventures, capital expenditure, adequacy of capital and liquidity, financing plans, and those preceded by, followed by, or that included the words "believe", "expect", "intend", "plan", "anticipate" or similar expressions.

The Company cautions that any forward-looking statements in this Annual Report may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this press release, including, without limitation, changes in the Company's business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. These factors include, among other things, the impact of the Company's bankruptcy proceedings in the United States, the nature of the serviced office market, the long-term nature of the Company's lease commitments, its financing requirements, foreign exchange, risks of litigation, and other risks and uncertainties described in the Company's filings with the Securities and Exchange Commission.

www.regus.com

Regus plc
3000 Hillswood Drive
Chertsey
Surrey KT16 0RS